EXHIBIT 99.67

EXECUTION COPY

HIGH TIDE INC.

as the Buyer

and

META GROWTH CORP.

as the Company

ARRANGEMENT AGREEMENT

AUGUST 20, 2020

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This Arrangement Agreement (this “Agreement”), dated as of August 20, 2020 is entered into between Meta Growth Corp., a corporation incorporated under the laws of the Province of Alberta (the “Company”) and High Tide Inc., a corporation incorporated under the laws of the Province of Alberta (the “Buyer”).

Recitals

WHEREAS, the Buyer proposes to acquire all of the outstanding common shares of the Company by way of a plan of arrangement on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board has unanimously determined, after receiving financial and legal advice, that the Consideration to be received by the Company Shareholders is fair from a financial point of view and that the Arrangement is in the best interests of the Company and its security holders, and the Company Board has unanimously resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and conditions contained in this Agreement;

WHEREAS, the Buyer has entered into the Support and Voting Agreements with the Supporting Shareholders pursuant to which, among other things, each such Supporting Shareholder has agreed to vote in favour of the Arrangement Resolution, all securities of the Company now held or hereafter acquired by them that are entitled to vote on the matter, on the terms and subject to the conditions set forth in such Support and Voting Agreements; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
INTERPRETATION

Section 1.01 Definitions.

As used in this Agreement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), as amended, and the rules and regulations promulgated thereunder.

“affiliate” has the meaning specified in National Instrument 45-106 - Prospectus Exemptions.

“Agreement” means this arrangement agreement, together with the schedules attached hereto and the Buyer Disclosure Letter and the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

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“Arrangement” means an arrangement pursuant to the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of the Company and the Buyer, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement to be considered at the Company Meeting substantially in the form set out in Schedule B, subject to any amendments or variations thereto made in accordance with this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Buyer, each acting reasonably.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed in connection with the Arrangement and required by subsection 193(10) of the ABCA, such articles to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement, and which shall be in a form and content satisfactory to the Company and the Buyer, each acting reasonably.

“Assets and Properties” with respect to any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession of such Person.

“associate” has the meaning specified in the Securities Act (Alberta).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, qualification, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the city of Calgary, Alberta or Toronto, Ontario.

“Buyer” has the meaning set forth in the preamble.

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“Buyer Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) other than the Company (or any affiliate of the Company) after the date of this Agreement relating to:

(a)	any direct or indirect acquisition, purchase, sale, disposition, alliance or joint venture (or any licence, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of assets (including shares of Subsidiaries of the Buyer) or joint venture, partnership or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue, as applicable, of the Buyer and its Subsidiaries, taken as a whole;

(b)	any direct or indirect sale, disposition, issuance shares or other equity interests representing 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of the Buyer or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of the Buyer and its Subsidiaries;

(c)	any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of the Buyer;

(d)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Buyer or any of its Subsidiaries;

(e)	any transaction which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would reasonably be expected to materially reduce the benefits to the Company under this Agreement; or

(f)	any other similar transaction or series of transactions involving the Buyer or any of its Subsidiaries.

“Buyer Board” means the board of directors of the Buyer as constituted from time to time.

“Buyer Data Room” means the material contained in the virtual data room established by the Buyer as at 10:00 a.m. on August 20, 2020, the index of documents of which is attached to the Buyer Disclosure Letter.

“Buyer Debentures” means the outstanding debentures of the Buyer, as listed in Section 4.01(j) of the Buyer Disclosure Letter.

“Buyer Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Buyer to the Company with this Agreement.

“Buyer Employees” means the officers and employees of the Buyer and its Subsidiaries.

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“Buyer Filings” means all documents publicly filed by or on behalf of the Buyer on SEDAR since May 14, 2018.

“Buyer Financial Advisor” means AltaCorp Capital Inc.

“Buyer Information” means all information to be included in the Company Circular (including in documents incorporated by reference) describing the Buyer, its Subsidiaries, the business, operations and affairs of the Buyer and its Subsidiaries, as required by the Interim Order or applicable Laws.

“Buyer Intellectual Property Rights” has the meaning set forth in Section 4.01(cc).

“Buyer Leased Properties” has the meaning set forth in Section 4.01(z).

“Buyer Match Period” has the meaning set forth in Section 7.02(a)(v).

“Buyer Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Buyer and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from: (a) any change affecting any of the industries in which the Buyer or any of its Subsidiaries operate generally in Canada; (b) any change in general economic, business, regulatory, political, financial, capital, securities or credit market conditions in Canada; (c) any outbreak of war or act of terrorism; (d) any change in Law or GAAP or the enforcement, implementation or interpretation thereof; (e) any natural disaster or epidemic, pandemic or disease outbreak (including the COVID-19 virus); (f) any action taken (or omitted to be taken) by the Buyer or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the Company in writing; (g) the announcement of this Agreement or consummation of the Arrangement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Buyer or its Subsidiaries with the Buyer’s employees, customers, suppliers, partners and other Persons with which the Buyer or any of its Subsidiaries has business relations; (g) any matter that has been disclosed by the Buyer in the Buyer Filings prior to the date hereof or that is set forth in the Buyer Disclosure Letter; (h) the failure of the Buyer to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Buyer Material Adverse Effect has occurred); or (i) any change in the market price or trading volume of any securities of the Buyer (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Buyer Material Adverse Effect has occurred); provided, however, if any change, event, occurrence, effect, state of facts or circumstance in clauses (a) through and including (e) above has a materially disproportionate effect on the Buyer and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Buyer or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Buyer Material Adverse Effect has occurred, and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Buyer Material Adverse Effect” has occurred.

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“Buyer Nominees” means any three nominees to be selected by the Buyer prior to completion of the Arrangement, provided that such director nominees shall be selected from Persons that are directors and/or officers of the Buyer as of the date of this Agreement.

“Buyer Options” means the outstanding options to purchase Buyer Shares issued pursuant to the Buyer Stock Option Plan, as listed in Section 4.01(j) of the Buyer Disclosure Letter.

“Buyer Shareholders” means the registered and/or beneficial owners of the Buyer Shares, as the context requires.

“Buyer Shares” means the common shares in the capital of the Buyer.

“Buyer Stock Option Plan” means the Buyer’s stock option plan most recently approved by the Buyer Shareholders on July 24, 2019.

“Buyer Superior Proposal” means any bona fide written Buyer Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Buyer Shares or all or substantially all of the assets of the Buyer on a consolidated basis that did not result from a breach of this Agreement and: (a) that, in the opinion of the Buyer Board, is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Buyer Acquisition Proposal and the Person making such Buyer Acquisition Proposal; (b) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Buyer Board, after receipt of advice from its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Buyer Acquisition Proposal; (c) that is not subject to a due diligence condition or access condition; (d) in respect of which the Buyer Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to Buyer Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Company pursuant to Section 7.04(a)(vi); (e) complies with Securities Laws in all material respects; (f) did not result from or involve a breach of this Agreement, or any other agreement between the Person making the Buyer Acquisition Proposal and the Buyer or any of its Subsidiaries; and (g) in the event that the Buyer does not have the financial resources to pay the Buyer Termination Payment (should such payment be owing), the terms of such Buyer Acquisition Proposal provide that the Person making such Buyer Acquisition Proposal shall advance or otherwise provide the Buyer with the cash for the Buyer to make the Buyer Termination Payment, and such amount shall be advanced or provided on or before the date such Buyer Termination Payment becomes payable.

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“Buyer Superior Proposal Notice” has the meaning set forth in Section 7.04(a)(iii).

“Buyer Termination Payment” has the meaning set forth in Section 7.06(g).

“Buyer Termination Payment Event” has the meaning set forth in Section 7.06.

“Buyer Warrants” means the outstanding options to purchase Buyer Shares, as listed in Section 4.01(j) of the Buyer Disclosure Letter.

“Cannabis Act” means the Cannabis Act S.C. 2018, c. 16 as may be amended from time to time.

“Cannabis Regulations” means the Cannabis Regulations SOR/2018-144 as may be amended from time to time.

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“CFPOA” has the meaning set forth in Section 3.01(mm).

“Company” has the meaning set forth in the preamble, and includes any successor to the Company.

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“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Takeover Bids and Issuer Bids) other than the Buyer (or any affiliate of the Buyer) after the date of this Agreement relating to:

(a)	any direct or indirect acquisition, purchase, sale, disposition, alliance or joint venture (or any licence, lease, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), in a single transaction or series of related transactions, of assets (including shares of Subsidiaries of the Company) or joint venture, partnership or similar transaction representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue, as applicable, of the Company and its Subsidiaries, taken as a whole;

(b)	any direct or indirect sale, disposition, issuance shares or other equity interests representing 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of the Company and its Subsidiaries;

(c)	any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of the Company;

(d)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, debt exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving the Company or any of its Subsidiaries;

(e)	any transaction which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would reasonably be expected to materially reduce the benefits to the Buyer under this Agreement; or

(f)	any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning set forth in Section 2.05(b).

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“Company Change in Recommendation” means the Company Board fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to the Buyer, the Company Board Recommendation, or the Company Board accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend a Company Acquisition Proposal, or takes no position or remains neutral with respect to, any publicly announced Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed Company Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be a Company Change in Recommendation provided the Company Board has rejected such Company Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, no later than the later of one Business Day following the public announcement or public disclosure of such Company Acquisition Proposal or the second Business Day prior to the date of the Company Meeting)).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices, and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Data Room” means the material contained in the virtual data room established by the Company as at 10:00 a.m. on August 20, 2020, the index of documents of which is attached to the Company Disclosure Letter.

“Company Debenture Agreements” means the two consent and waiver agreements in respect of the Company Debentures dated the date hereof between, on the one hand, the Company and, on the other hand and in separate Company Debenture Agreements, two holders representing in the aggregate 94.56% of the principal amount of the Company Debentures.

“Company Debentures” means the outstanding debentures issued under the trust indenture dated November 23, 2018 between the Company and TSX Trust Company, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Buyer with this Agreement.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR since January 1, 2018.

“Company Financial Advisor” means Echelon Wealth Partners Inc.

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“Company Information” means all information to be included in the Company Circular (including in documents incorporated by reference) describing the Company, its Subsidiaries, the business, operations and affairs of the Company and its Subsidiaries, and the matters to be considered at the Company Meeting, as required by the Interim Order or applicable Laws.

“Company Intellectual Property Rights” has the meaning set forth in Section 3.01(dd).

“Company Leased Properties” has the meaning set forth in Section 3.01(aa)(ii).

“Company Match Period” has the meaning set forth in Section 7.04(a)(v).

“Company Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from: (a) any change affecting any of the industries in which the Company or any of its Subsidiaries operate generally in Canada; (b) any change in general economic, business, regulatory, political, financial, capital, securities or credit market conditions in Canada; (c) any outbreak of war or act of terrorism; (d) any change in Law or GAAP or the enforcement, implementation or interpretation thereof; (e) any natural disaster or epidemic, pandemic or disease outbreak (including the COVID-19 virus) (f) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries, which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the Buyer in writing; (g) the announcement of this Agreement or consummation of the Arrangement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Buyer or its Subsidiaries with the Buyer’s employees, customers, suppliers, partners and other Persons with which the Buyer or any of its Subsidiaries has business relations; (h) any matter that has been disclosed by the Company in the Company Filings prior to the date hereof or that is set forth in the Company Disclosure Letter; (i) the failure of the Company to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); or (j) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred); provided, however, if any change, event, occurrence, effect, state of facts or circumstance in clauses (a) through and including (e) above has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company or any of its Subsidiaries operate, such effect may be taken into account in determining: (i) whether a Company Material Adverse Effect has occurred; and (ii) that references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Company Material Adverse Effect” has occurred.

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“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Buyer.

“Company Nominees” means any two director nominees to be selected by the Company prior to completion of the Arrangement, provided that such director nominees shall be selected from Persons that are directors and/or officers of the Company as of the date of this Agreement.

“Company Options” means the outstanding options to purchase Company Shares issued pursuant to the Company Stock Option Plan, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company RSU” means the restricted share units to acquire Company Shares issued pursuant to the Company RSU Plan, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Company RSU Plan” means the restricted share unit plan approved by the shareholders of the Company on January 6, 2020.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial owners of the Company Shares, as the context requires.

“Company Stock Option Plan” means the Company’s stock option plan most recently approved by the Company Shareholders on January 6, 2020.

“Company Superior Proposal” means any bona fide written Company Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company on a consolidated basis that did not result from a breach of this Agreement and: (a) that, in the opinion of the Company Board, is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Company Acquisition Proposal and the Person making such Company Acquisition Proposal; (b) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, after receipt of advice from its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Company Acquisition Proposal; (c) that is not subject to a due diligence condition or access condition; (d) in respect of which the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to Company Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Buyer pursuant to Section 7.02(a)(vi); (e) complies with Securities Laws in all material respects; (f) did not result from or involve a breach of this Agreement or any other agreement between the Person making the Company Acquisition Proposal and the Company or any of its Subsidiaries; and (g) in the event that the Company does not have the financial resources to pay the Company Termination Payment (should such payment be owing), the terms of such Company Acquisition Proposal provide that the Person making such Company Acquisition Proposal shall advance or otherwise provide the Company with the cash for the Company to make the Company Termination Payment, and such amount shall be advanced or provided on or before the date such Company Termination Payment becomes payable.

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“Company Superior Proposal Notice” has the meaning set forth in Section 7.02(a)(iii).

“Company Termination Payment” has the meaning set forth in Section 7.05(g).

“Company Termination Payment Event” has the meaning set forth in Section 7.05.

“Company Warrants” means the outstanding warrants to purchase Company Shares, as listed in Section 3.01(k) of the Company Disclosure Letter.

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Buyer dated May 27, 2019.

“Consideration” means the consideration to be received by non-dissenting Company Shareholders pursuant to the Plan of Arrangement as consideration for their Company Shares, consisting of 0.824 Buyer Shares for each Company Share, subject to adjustment in the manner and in the circumstances contemplated in Section 2.14 of this Agreement, on the basis set out in the Plan of Arrangement.

“Consideration Shares” means the Buyer Shares to be issued as the Consideration pursuant to the Arrangement.

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Laws.

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation, undertaking or joint venture to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Court of Queen’s Bench of Alberta in Calgary, Alberta.

“CSE” means the Canadian Securities Exchange.

“Depositary” means such trust company, bank or other financial institution as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Buyer, acting reasonably.

“Dissent Rights” means the rights of dissent provided to Company Shareholders in respect of the Arrangement Resolution as described in the Plan of Arrangement.

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“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning set forth in the Plan of Arrangement.

“Employee Plans” means all employee benefit, health, dental or other medical, life, disability or other insurance (whether insured or self-insured) welfare, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, bonus, profit sharing, option, incentive, incentive compensation, deferred compensation, share purchase, share compensation, share appreciation, pension, retirement, savings, supplemental retirement, severance or termination pay, and any other material plans, programs, practices, policies, agreements or arrangements (whether written or unwritten) for the benefit of employees, former employees, directors or former directors of a Party or its Subsidiaries, or their respective dependents or beneficiaries, which are maintained by or binding upon a Party or its Subsidiaries or in respect of which a Party or its Subsidiaries has any actual or potential liability, other than benefit plans established pursuant to statute.

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater.

“Environmental Laws” means all Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Contaminants.

“Fairness Opinion” has the meaning set forth in Section 3.01(e).

“Final Order” means the order of the Court pursuant to subsection 193(9) of the ABCA, in form and substance satisfactory to each Party, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is satisfactory to each of the Parties, acting reasonably) on appeal.

“Financing” means one or more equity, debt or convertible debt financings to be completed by the Company and/or the Buyer for aggregate gross proceeds of up to $25,000,000 after the date hereof and prior to the Effective Date, provided that the terms of such financing shall be subject to the approval of the Company and the Buyer, each acting reasonably.

“GAAP” means generally accepted accounting principles as set forth in the CPA Canada Handbook - Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Governmental Entity” means: (a) any international, multi-national, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including, for greater certainty, the CSE and TSXV.

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“Intellectual Property” means domestic and foreign intellectual property rights, including: (a) inventions, patents, applications for patents and reissues, divisions, continuations, re-examinations, renewals, extensions and continuations-in-part of patents or patent applications; (b) copyrights, copyright registrations and applications for copyright registration; (c) mask works, mask work registrations and applications for mask work registrations; (d) designs and similar rights, design registrations, design registration applications, and integrated circuit topographies and similar rights; (e) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade-mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (f) trade secrets, confidential information and know-how.

“Interested Shareholders” means any Company Shareholders the vote of which is required to be excluded from the minority approval vote under Part 8 of MI 61-101 with respect to the Arrangement Resolution.

“Interim Order” means the interim order of the Court made pursuant to Section 193(4) of the ABCA, in a form acceptable to the Company and the Buyer, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of each of the Parties, acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Locked-Up Shareholders” means each Person who will, following the Effective Date, be a Reporting Insider of the Buyer.

“Lock-Up Agreements” means the lock-up agreements between the Buyer and the Locked-Up Shareholders, entered into on or prior to the Effective Date in substantially the form of agreement attached hereto as Schedule D.

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“Material Contract” means: (a) any Contract that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have: (i) in the case of the Buyer, a Buyer Material Adverse Effect; or (ii) in the case of the Company, a Company Material Adverse Effect; (b) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $100,000 in the aggregate; (c) any Contract under which indebtedness in excess of $50,000 is or may become outstanding, other than a Contract between two or more wholly-owned Subsidiaries of a Party or between a Party and one or more of its wholly owned Subsidiaries; (d) any Contract under which a Party or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $100,000 over the remaining term; (e) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (f) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000; (g) any Contract that limits or restricts in any material respect (i) the ability of a Party or any Subsidiary to engage in any line of business or carry on business in any geographic area; or (ii) the scope of Persons to whom a Party or any of its Subsidiaries may sell products; or (h) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements in which the interest of a Party or its Subsidiaries has a fair market value which exceeds $100,000.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Money Laundering Laws” has the meaning set forth in Section 3.01(ll).

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees or similar actions taken by, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“ordinary course of business” or any similar reference means, with respect to an action taken or to be taken by any Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

“Outside Date” means December 1, 2020 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Buyer and the Company, and “Party” means either one of them.

“Pending Buyer Acquisition Proposal” has the meaning set forth in Section 7.06(d)(i).

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“Pending Company Acquisition Proposal” has the meaning set forth in Section 7.05(d)(i).

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens: (a) the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and recorded against title and any statutory exceptions to title; (b) inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of real or personal property; (c) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licences, permits and other similar rights in real property (including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables) that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used); (d) encroachments that do not materially impair or affect the current use or value of any real property and minor defects or irregularities in title to any real property; (e) Liens for Taxes not yet due in respect of which an applicable reserve has been made; (f) Liens imposed by Law and incurred in the ordinary course of business for obligations not yet due or delinquent; (g) Liens in respect of pledges or deposits under workers’ compensation, social security or similar Laws, other than with respect to amounts which are due and delinquent, unless such amounts are being contested in good faith by appropriate proceedings; (h) zoning and building by-laws and ordinances and airport zoning regulations made by public authorities and other restrictions affecting or controlling the use or development of any real property; (i) agreements affecting real property with any municipal, provincial or federal governments or authorities and any public utilities (including subdivision agreements, development agreements and site control agreements) that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used); (j) any notices of leases registered on title and licences of occupation; (k) purchase money liens and liens securing rental payments under capital lease arrangements; (l) with respect to the Company, Liens as listed and described in Section 1.01(b) of the Company Disclosure Letter; and (m) such other imperfections or irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any Governmental Entity), syndicate or other entity, whether or not having legal status.

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“Plan of Arrangement” means the plan of arrangement of the Company under the ABCA substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with the Plan of Arrangement or this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Registrar” has the meaning ascribed to such term in the ABCA.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry of any waiting period imposed by Law or a Governmental Entity, in each case in connection with this Agreement or the Arrangement.

“Reporting Insider” has the meaning set forth in National Instrument 55-104 - Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

“Securities Authorities” means the Alberta Securities Commission and the applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Alberta) and all other applicable Canadian provincial and territorial securities laws, rules, regulations, instruments and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Subsidiary” has the meaning specified in National Instrument 45-106 - Prospectus Exemptions and, for the purposes of this Agreement, “control” shall include: (a) the possession, directly or indirectly, of the power to direct or cause the direction of the policies, management and affairs of the Person, whether through the ownership of voting securities, by contract or otherwise, including with respect to any general partner of another Person with the power to direct the policies, management and affairs of such Person; and (b) ownership, directly or indirectly, of more than 20% of the voting securities in any Person.

“Support and Voting Agreements” means the support and voting agreements between the Buyer and the Supporting Shareholders dated as of August 20, 2020.

“Supporting Shareholders” means certain officers, directors and other significant shareholders of the Company that own, or exercise control or direction over, Company Shares or securities convertible into, or exchangeable for, Company Shares, as set forth in Schedule C.

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“Tax Act” means the Income Tax Act (Canada).

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, licence, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export and including all licence and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings and statements (including estimated tax returns and reports, withholding tax returns and reports and information returns and reports) filed or required to be filed in respect of Taxes.

“Third-Party Beneficiaries” has the meaning set forth in Section 9.05.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Section 1.02 Interpretation Not Affected by Headings.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

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Section 1.03 Currency.

All references to dollars or to $ are references to Canadian dollars unless otherwise specified.

Section 1.04 Number and Gender.

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing gender shall include all genders.

Section 1.05 Date for Any Action.

If the date on which any action is required to be taken hereunder by a Party is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

Section 1.06 Schedules.

(a)	The schedules attached to this Agreement, the Buyer Disclosure Letter, and the Company Disclosure Letter form an integral part of this Agreement for all purposes of it.

(b)	The Buyer Disclosure Letter and Company Disclosure Letter and all information contained therein is confidential information and may not be disclosed except in accordance with the terms of the Confidentiality Agreement.

Section 1.07 Accounting Terms.

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

Section 1.08 Knowledge.

In this Agreement, references to “to the knowledge of” means the actual knowledge of the “Executive Officers” of the Company and the Buyer, as the case may be, after making due inquiry regarding the relevant matter. For purposes of this Section 1.08, “Executive Officers”, in the case of the Company, means Mark Goliger, Chief Executive Officer, and, in the case of the Buyer, means Raj Grover, Chief Executive Officer.

Section 1.09 Consent.

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

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Section 1.10 Other Definitional and Interpretive Provisions.

(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(c)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.

(d)	Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(e)	References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

ARTICLE II
THE ARRANGEMENT

Section 2.01 The Arrangement.

The Company and the Buyer agree that the Arrangement shall be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.02 Obligations of the Parties.

Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable commercial efforts prior to the Effective Date to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the Arrangement and the transactions contemplated by this Agreement to be made effective on the Effective Date.

Section 2.03 Interim Order.

As soon as reasonably practicable after the date of this Agreement, but in any event, subject to Court availability, on or before September 21, 2020, the Company shall apply in a manner reasonably acceptable to the Buyer pursuant to the ABCA and, in co-operation with the Buyer, prepare, file and diligently pursue an application for the Interim Order which shall provide, among other things:

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(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution shall be: (i) at least (and not more than) 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting; and (ii) if required under applicable Laws, a majority of the votes cast on the Arrangement Resolution by Company Shareholders (other than Interested Shareholders for the purpose of such vote) present in person or represented by proxy at the Company Meeting, voting in accordance with Part 8 of MI 61-101 or any exemption therefrom;

(c)	that the Company Meeting may be adjourned or postponed from time to time in accordance with this Agreement without the need for additional approval by the Court;

(d)	that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournments of the Company Meeting, unless required by applicable Laws;

(e)	that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(f)	for the grant of the Dissent Rights to registered Company Shareholders as set forth in the Plan of Arrangement;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that it is the Buyer’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(i)	for such other matters as the Buyer may reasonably require, subject to the consent of the Company, acting reasonably.

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Section 2.04 Court Proceedings.

Subject to the terms of this Agreement, the Buyer shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information reasonably required to be supplied by the Buyer in connection therewith. The Company shall provide legal counsel to the Buyer with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and shall give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.04 or with the Buyer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require the Buyer to agree or consent to any increase or variation in the Consideration or other modification or amendment to such filed or served materials that expands or increases the Buyer’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to the Buyer’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Buyer making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that, the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.05 Company Circular.

(a)	Subject to the Buyer’s compliance with Section 2.05(c), as promptly as reasonably practicable following execution of this Agreement, the Company shall prepare and complete, in consultation with the Buyer as contemplated by this Section 2.05, the Company Circular together with any other documents required by applicable Laws in connection with the Company Meeting and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such documents to be filed with the Securities Authorities or any other Governmental Entity and sent to each Company Shareholder and other Persons as required by the Interim Order and applicable Laws.

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(b)	Subject to the Buyer’s compliance with Section 2.05(c), the Company shall ensure that the Company Circular complies in all material respects with applicable Law and the Interim Order, does not contain any Misrepresentation regarding the Company and provides Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Company Board has received the Fairness Opinion, and has unanimously determined, after receiving financial and legal advice, that the Consideration to be received by the Company Shareholders is fair from a financial point of view and that the Arrangement is in the best interests of Company and its security holders and that the Company Board unanimously recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”); (iii) a statement that certain directors and officers of the Company intend to vote all of such individual’s Company Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement, the whole in accordance with their Support and Voting Agreements; and (iv) a statement that the Supporting Shareholders have entered into Support and Voting Agreements and specifying the percentage of the issued and outstanding Company Shares covered by such Support and Voting Agreements.

(c)	The Buyer shall, in a timely manner, provide to the Company all necessary information concerning the Buyer and the Buyer Shares as required by the Interim Order or applicable Laws for inclusion in the Company Circular. The Buyer shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor. The Buyer shall ensure that any such information will not include any Misrepresentation concerning the Buyer or the Buyer Shares.

(d)	The Buyer and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents and reasonable consideration shall be given to any comments made by the Buyer and its legal counsel; provided that, all information relating solely to the Buyer and the Buyer Shares included in the Company Circular shall be in form and substance satisfactory to the Buyer, acting reasonably. The Company shall provide the Buyer with final copies of the Company Circular prior to its mailing to the Company Shareholders.

(e)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular as required or appropriate and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Company Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities or any other Governmental Entity.

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(f)	The Company covenants and agrees that it will indemnify and save harmless the Buyer and its officers, directors, employees, representatives, agents, advisors of the Buyer or the Buyer’s subsidiaries, or other parties on its behalf (the “Buyer Representatives”) from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Buyer or the Buyer Representatives may be subject or which the Buyer or the Buyer Representatives may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of: (i) any misrepresentation or alleged misrepresentation contained solely in any Company Information included in the Company Circular that was provided by the Company expressly for inclusion in the Company Circular; (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation contained solely in the Company Information included in the Company Circular that was provided by the Company expressly for inclusion in the Company Circular; and (iii) the Company not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated in this Agreement, except that the Company will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of any information contained in the Company Circular, other than the Company Information included in the Company Circular that was provided by the Company expressly for inclusion in the Company Circular, or the negligence of the Buyer or the non-compliance by the Buyer with any requirement of applicable Securities Laws in connection with the transactions contemplated by this Agreement.

(g)	The Buyer covenants and agrees that it will indemnify and save harmless the Company and its officers, directors, employees, representatives, agents, advisors of the Company or the Company’s subsidiaries, or other parties on its behalf (the “Company Representatives”) from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Company or the Company Representatives may be subject or which the Company or the Company Representatives may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of: (i) any misrepresentation or alleged misrepresentation contained solely in any Buyer Information included in the Company Circular that was provided by the Buyer expressly for inclusion in the Company Circular; (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation contained solely in the Buyer Information included in the Company Circular that was provided by the Buyer expressly for inclusion in the Company Circular; and (iii) the Buyer not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated in this Agreement, except that the Buyer will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of any information contained in the Company Circular, other than the Buyer Information included in the Company Circular that was provided by the Buyer expressly for inclusion in the Company Circular, or the negligence of the Company or the non-compliance by the Company with any requirement of applicable Securities Laws in connection with the transactions contemplated by this Agreement.

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Section 2.06 Company Meeting.

The Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s constating documents and applicable Laws as promptly as practicable, but in any event not later than November 1, 2020, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Buyer, acting reasonably, except as required or permitted under Section 6.04, Section 7.03, or Section 7.04 or as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by applicable Laws or a Governmental Entity;

(b)	subject to the terms of this Agreement, and compliance by the directors and officers of the Company with their fiduciary duties, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, at the Company’s discretion or if so requested by the Buyer, acting reasonably, using, subject to the Company’s mutual agreement, dealer and proxy solicitation services and co-operating with any Persons engaged by the Buyer to solicit proxies in favour of the Arrangement Resolution, provided that if the foregoing is completed at the Buyer’s request, then the Buyer shall bear the cost thereof;

(c)	as soon as reasonably practicable following the execution of this Agreement and in any event not later than September 21, 2020, the Company will convene a meeting of the Company Board to approve the Company Circular;

(d)	except for non-substantive communications, provide the Buyer with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Buyer in writing;

(e)	consult with the Buyer in fixing the date of the Company Meeting and the record date of the Company Meeting, give notice to the Buyer of the Company Meeting and allow the Buyer’s representatives and legal counsel to attend the Company Meeting;

(f)	promptly advise the Buyer, at such times as the Buyer may reasonably request in writing, including, as applicable, on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of proxies received by the Company in respect of the Arrangement Resolution;

(g)	promptly advise the Buyer of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders;

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(h)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, except as set out in the Interim Order and unless required by applicable Laws;

(i)	not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights, without the prior written consent of the Buyer; and

(j)	not propose or submit for consideration at the Company Meeting any business other than the Arrangement without the Buyer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.07 Final Order.

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to the ABCA, as soon as practicable, but in any event, subject to Court availability, not later than five Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section 2.08 Plan of Arrangement and Effective Time.

(a)	Unless another time or date is agreed to in writing by the Parties, on the third Business Day following satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in ARTICLE VI, each of the Parties shall execute and deliver such closing documents and instruments and such other documents as may be required to give effect to the Arrangement and the Company shall proceed to file the Articles of Arrangement with the Registrar. The Buyer shall, following receipt of the Final Order and satisfaction, or, where not prohibited, the waiver, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or, where not prohibited, the waiver, of those conditions as of the Effective Date) set forth in ARTICLE VI, but prior to the filing by the Company of the documents referred to above, deliver or cause to be delivered sufficient Buyer Shares to satisfy the Consideration Shares issuable to Company Shareholders pursuant to the Plan of Arrangement (other than registered Company Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

(b)	The Arrangement shall become effective at the Effective Time on the Effective Date, whereupon, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality.

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(c)	Each Company Option and Company RSU will be dealt with as provided in the Plan of Arrangement.

(d)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the ABCA. The Company agrees to negotiate in good faith with the Buyer to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.01 of this Agreement to include such other terms determined to be necessary or desirable by the Buyer, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is inconsistent with the provisions of this Agreement, which would reasonably be expected to delay, impair or impede the satisfaction of any condition set forth in ARTICLE VI or which has the effect of reducing the Buyer Shares or which is otherwise prejudicial to the Company Shareholders or other parties to be bound by the Plan of Arrangement.

Section 2.09 Company Warrants and Debentures.

(a)	The Buyer agrees that for the period from the Effective Date until expiry of the Company Warrants (in accordance with their respective terms), the Buyer will assume all of the covenants and obligations of the Company under the Company Warrants and in accordance with the terms and conditions of the respective warrant certificates or warrant indentures, do all things necessary (including entering into supplemental indentures in forms satisfactory to the applicable warrant agent) to provide for the application of the provisions set forth in such warrant certificates or warrant indentures with respect to the rights and interests of the holders thereof, such that upon exercise a Company Warrant will entitle the holder thereof to receive the Consideration Shares and the Company Warrants will otherwise be valid and binding obligations of the Buyer entitling the holders thereof, as against the Buyer, to all the rights of such holders as set out in their respective warrant certificates or warrant indentures, as the case may be.

(b)	Section 2.09(a) shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against the Buyer by the holders of the Company Warrants described in Section 2.09(a).

(c)	The Buyer agrees that for the period from the Effective Date until maturity of the Company Debentures (in accordance with their respective terms), the Buyer will assume certain of the covenants and obligations of Company under the Company Debentures and in accordance with the terms and conditions of the trust indenture, do all things necessary (including entering into a supplemental indenture in a form satisfactory to the trustee) to provide for the application of the provisions set forth in such indenture with respect to certain of the rights and interests of the holders thereof, such that upon conversion a Company Debenture will entitle the holder thereof to receive the Consideration Shares and the Company Debentures will otherwise be valid and binding obligations of the Company entitling the holders thereof, as against the Company, to all the rights of such holders as set out in their trust indenture.

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(d)	Section 2.09(c) shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Buyer by the holders of the Company Debentures described in Section 2.09(c).

Section 2.10 Payment of Consideration.

The Buyer shall, prior to the filing by the Company of the Articles of Arrangement with the Registrar, provide or cause to be provided the Depositary with an irrevocable direction for the issuance of the Consideration Shares (the terms and conditions of such escrow and direction to be satisfactory to the Company and the Buyer, acting reasonably) and any treasury directions addressed to the Buyer’s transfer agent as may be necessary, in order to pay and deliver the aggregate Consideration as provided in the Plan of Arrangement.

Section 2.11 Public Communications.

The Parties agree to issue jointly a news release with respect to this Agreement as soon as practicable after its execution, provided that the text and timing of the announcement shall be approved by each Party in advance, acting reasonably. Thereafter, the Buyer and the Company agree to co-operate and participate in presentations to investors regarding the Arrangement prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any news releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity or with any stock exchange, including the CSE and TSXV, with respect thereto. Each Party shall: (a) not issue any news release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) enable the other Party, acting reasonably, to review and comment on all such news releases prior to the release thereof and shall enable the other Party, acting reasonably, to review and comment on such filings prior to the filing thereof; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Laws and, if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and, if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent news releases, public disclosures or public statements made by the Parties. Without limiting the generality of the foregoing and for greater certainty, each Party acknowledges and agrees that the other Party shall file, in accordance with Securities Laws, this Agreement, together with a material change report related thereto, under such Party’s profile on SEDAR.

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Section 2.12 Tax Matters.

The Company, the Buyer and the Depositary, as applicable, shall be entitled to deduct or withhold from any consideration payable or otherwise deliverable to any Person, including Company Shareholders exercising Dissent Rights, pursuant to the Arrangement and from all dividends, other distributions or other amount otherwise payable to any former Company Shareholders, such Taxes or other amounts as the Company, the Buyer or the Depositary are required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws, in each case, as amended. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

Section 2.13 Buyer Directors.

The Buyer shall take all necessary actions to ensure that upon the completion of the Arrangement the Buyer Board will be reconstituted such that the Buyer Board will be comprised solely of the Company Nominees and the Buyer Nominees and shall ensure that the Company Nominees are nominated for election as directors of the Buyer at the Buyer’s next annual general meeting of Buyer Shareholders.

Section 2.14 Adjustment of Consideration Shares.

If on or after the date hereof, either Party: (a) splits, consolidates or reclassifies any of its common shares; (b) undertakes any other capital reorganization; or (c) declares, sets aside or pays any dividend or other distribution to its shareholders of record as of a time prior to the Effective Date, the Parties hereto shall make such adjustments to the Arrangement, including the number or fraction of Consideration Shares deliverable per Company Share under the Arrangement, as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances and to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Plan of Arrangement prior to such action.

Section 2.15 United States Securities Law Matters.

(a)	The Parties agree that the Arrangement will be carried out with the intention that, assuming the Final Order is granted by the Court, all Consideration Shares issued under the Arrangement to the holders of Company Shares will be issued by the Buyer in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the exemption under the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(i)	the Arrangement will be subject to the approval of the Court;

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(ii)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(iii)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Company Shareholders, subject to the Arrangement;

(iv)	the Company will ensure that each Person entitled to receive Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right and that there shall not be any improper impediments to the appearance at the hearing of any Company Shareholder;

(v)	each Company Shareholder in the United States entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Buyer in reliance on the Section 3(a)(10) Exemption, and may be subject to restrictions on resale under the applicable securities laws of the United States, including Rule 144 under the U.S. Securities Act with respect to affiliates of the Company and the Buyer;

(vi)	the Interim Order approving the Company Meeting will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they deliver an appearance within a reasonable time;

(vii)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Shareholders. The Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of High Tide Inc., pursuant to the Plan of Arrangement.”; and

(viii)	under no circumstances shall the Buyer offer cash consideration to any Company Shareholder for Company Shares.

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(b)	The Buyer shall take all steps as may be required to cause the securities to be issued under the Plan of Arrangement to be issued pursuant to an exemption from the prospectus and registration requirements of applicable Securities Laws, and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.01 Representations and Warranties of the Company.

Except as disclosed in the Company Disclosure Letter, the Company represents and warrants to and in favour of the Buyer as follows and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement:

(a)	Good Standing of Company. The Company is a corporation or entity incorporated and validly existing under the laws of the jurisdiction of its incorporation, and has the corporate power and capacity to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company is duly qualified, licensed or registered to carry on business in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed or registered would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. No steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company.

(b)	Organization and Good Standing of Subsidiaries. The Subsidiaries as set forth in Section 3.01(a) of the Company Disclosure Letter are the only Subsidiaries of the Company. The Company does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company that holds any assets or conducts any operations other than its Subsidiaries and the Company owns, directly or indirectly, the percentage indicated in Section 3.01(a) of the Company Disclosure Letter of the issued and outstanding shares in the capital of its Subsidiaries which are free and clear of all mortgages, Liens, charges, pledges, security interests, encumbrances, claims or demand of any kind whatsoever, all of such shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of its Subsidiaries or any other security convertible into or exchangeable for any such shares. Each Subsidiary is a corporation or entity incorporated or organized, as applicable, validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has the power and capacity to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Each Subsidiary is duly qualified, licensed or registered to carry on business in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed or registered would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. No steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of any of its Subsidiaries.

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(c)	Corporate Authorization. The Company has the corporate power and capacity to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than: (i) approval by the Company Board of the Company Circular; (ii) the Arrangement Resolution being approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Laws; (iii) filings with the Court in respect of the Arrangement; and (iv) filings of the required records and information with the Registrar.

(d)	Corporate Records. The corporate records and minute books of the Company and each Subsidiary made available to counsel for the Buyer in connection with their due diligence investigation of the Company contain all records of the meetings and proceedings of its directors, shareholders, and other committees, if any, since inception and are complete and accurate in material respects contain copies of all constating documents and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which constating documents and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Company or any of its Subsidiaries has been held or passed that has not been reflected in such minute books. The financial books and records and accounts of the Company and each Subsidiary have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, are stated in reasonable detail, accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Company and each Subsidiary and will accurately and fairly reflect the basis for the financial statements of the Company.

(e)	Directors’ Approvals. The Company Board, after consultation with its legal and financial advisors: (i) has unanimously determined that the Arrangement is in the best interests of the Company; and (ii) has approved the entering into of this Agreement and the making of a recommendation that Company Shareholders vote in favour of the Arrangement Resolution. The Company Board has received opinions from the Company Advisors to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Company Shareholders (the “Fairness Opinion”), and such opinion has not been withdrawn, revoked or modified.

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(f)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(g)	Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement do not require any other Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order; (ii) the Final Order; (iii) filings with the Registrar; (iv) any actions or filings with the Securities Authorities or the TSXV; (v) any required provincial regulatory approvals relating to the sale of cannabis and cannabis products, including from the Alberta Gaming, Liquor and Cannabis, the Alcohol and Gaming Commission of Ontario and other similar regulators in the jurisdictions in which the Company carries on business; and (vi) any consents, waivers, approvals or actions or filings or notifications, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h)	Non-contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the articles, by-laws or other constating documents of the Company or any of its Subsidiaries; or

(ii)	assuming compliance with all matters referred to in Section 3.01(g), contravene, conflict with or result in a violation or breach of any applicable Laws, with such exceptions as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)	Residence of the Company. The Company is not a non-resident of Canada within the meaning of the Tax Act.

(j)	Third Party Consents. Other than as disclosed in Section 3.01(j) of the Company Disclosure Letter, no consent, waiver or approval from other parties to the Material Contracts is: (i) required to be obtained by the Company or its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Arrangement; or (ii) required in order to maintain the Material Contracts in full force and effect immediately upon the consummation of the Arrangement, except for such consents, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(k)	Capitalization.

(i)	The authorized capital of Company consists of an unlimited number of Company Shares. As of the close of business on August 20, 2020, 236,679,686 Company Shares were issued and outstanding, as fully paid and non-assessable.

(ii)	There are no bonds, debentures (except Company Debentures) or other evidences of indebtedness of the Company outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with the Company Shareholders on any matter.

(iii)	Except for outstanding Company Options under the Company Stock Option Plan, outstanding Company RSUs under the Company RSU Plan, Company Debentures, Company Warrants and Company’s contingent commitment to grant shares in the capital stock of the Company as disclosed in the Company Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre- emptive, contingent or otherwise) of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(iv)	All outstanding securities of the Company have been issued in material compliance with all applicable Laws, including Securities Laws.

(v)	The Company Disclosure Letter sets forth with respect to each Company Option, Company Warrant, Company Debenture, and Company RSU outstanding as of the date of this Agreement: (A) the number of Company Shares issuable therefor; (B) the purchase price payable therefor upon the exercise thereof, as applicable; and (C) the date on which such security was granted or issued. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Company Shares issuable upon the exercise of Company Options and Company Warrants, and upon the conversion of Company Debentures, in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Company (including the Company Shares, Company Options, Company RSUs, Company Warrants and Company Debentures) have been issued in compliance with all applicable Laws. Other than the Company Shares, Company Options, Company RSUs, Company Warrants and Company Debentures, as applicable, there are no securities of the Company or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Company Shareholders on any matter. There are no outstanding contractual or other obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities, other than the Company Options, Company Warrants, Company RSUs, and Company Debentures.

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(vi)	The Company Data Room contains a true and complete copy of Company’s Stock Option Plan and the Company RSU Plan and there are no contracts, commitments, agreements, arrangements or understandings between (A) Company or any of its Subsidiaries on the one hand and (B) any current holder of the Company’s options, warrants and other convertible securities of the Company on the other, which would result in any such security vesting solely as a result of the Arrangement, other than as set forth in the Company RSU Plan and applicable Company RSU agreements with holders of Company RSUs and the Company Stock Option Plan and applicable Company Stock Option agreements with holders of Company Options and other than vesting or acceleration as permitted in the Company RSU Plan and applicable Company RSU agreements with holders of Company RSUs and the Company Stock Option Plan and applicable Company Stock Option agreements with holders of Company Options.

(vii)	All dividends or distributions on securities of Company that have been declared or authorized have been paid.

(l)	Significant Shareholders. To the knowledge of the Company, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Company Shares.

(m)	Shareholders’ and Similar Agreements. Other than as disclosed in Section 3.01(m) the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries and the Company has not adopted a shareholders’ rights plan or any similar plan or agreement.

(n)	Securities Law Matters.

(i)	The Company is a reporting issuer under applicable Securities Laws in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Company Shares are listed and posted for trading on the TSXV. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSXV.

(ii)	The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authority to revoke the reporting issuer status of the Company. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other restriction with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened.

(iii)	The Company has filed with the Securities Authorities all material forms, reports, schedules and other documents required to be filed under applicable Securities Laws since January 1, 2019. The documents comprising the Company Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Company, neither the Company nor any of the Company Filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the TSXV.

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(o)	Auditors. To the knowledge of the Company, the Company’s auditors, who audited the Company’s financial statements and provided their audit report, were, at the relevant time, independent public accountants as required under Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and such auditors or any former auditors of the Company or its Subsidiaries.

(p)	No Change in Accounting Policies. Other than as set forth in the Company Filings, there has been no change in accounting policies or practices of the Company or any of its Subsidiaries since January 1, 2019.

(q)	No Third-Party Breach or Violation. To the knowledge of the Company, no party (other than the Company or its Subsidiaries) to any Material Contract is in breach or violation of any term or provision thereof which would or would reasonably be expected to result in any Company Material Adverse Effect.

(r)	Insolvency. No act or proceeding has been taken by or against the Company or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its Subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. The Company (nor any of its Subsidiaries) has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(s)	Financial Statements.

(i)	The Company’s audited annual consolidated financial statements (including any of the notes or schedules thereto, the auditor’s report thereon and the related management’s discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management’s discussion and analysis) included in the Company Filings were prepared in accordance with GAAP and applicable Laws and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein (except as may be expressly indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of the Company’s financial statements included in the Company Filings. There are no, nor are there any commitments to become party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(ii)	The financial books, records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with GAAP; (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (D) accurately and fairly reflect the basis of the Company’s financial statements.

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(t)	Absence of Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Company’s audited consolidated financial statements as at August 31, 2019; (ii) incurred in the ordinary course of business since August 31, 2019; (iii) incurred in connection with this Agreement; or (iv) that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(u)	Absence of Certain Changes or Events. Since September 1, 2019, other than the transactions contemplated in this Agreement and as disclosed in the Company Filings or any impacts on the Company as a result of COVID-19, the business of the Company and its Subsidiaries has been conducted only in the ordinary course of business and there has not been any event, occurrence, fact, effect or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v)	Compliance with Laws. The Company and each of its Subsidiaries is and has been in compliance with applicable Laws and, to the knowledge of the Company, none of the Company or any of its Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any applicable Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(w)	Carrying on Business. The Company and each Subsidiary:

(i)	are in compliance with and will comply fully with the requirements of all applicable laws and administrative policies and directions, including, without limitation, the Cannabis Act, the Cannabis Regulations, applicable provincial legislation relating to the sale of cannabis (including cannabis oil and other derivatives) and applicable corporate legislation in relation to the issue of its securities in all material respects;

(ii)	has not received any correspondence or notice from any Governmental Entity that has not been addressed to the satisfaction of such Governmental Entity, alleging or asserting material noncompliance with any applicable laws or any Authorizations;

(iii)	possesses all material Authorizations reasonably required for the conduct of its business as currently conducted and such Authorizations are valid and in full force and effect and it is not in violation of any material term of any such Authorizations;

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(iv)	has not received notice of any pending or threatened claim, suit, proceeding or other action from any Governmental Entity or third party alleging that any of its operations or activities is in violation of any applicable Law or Authorizations, and has no knowledge or reason to believe that any such Governmental Entity or third party is considering any such proceeding or other action; and

(v)	is not subject to any judgment, order, writ, injunction, decree or award of any Governmental Entity, which either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(x)	Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Material Contract is legal, valid and binding and in full force and effect and is enforceable by the Company or a Subsidiary, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; (ii) the Company and its Subsidiaries, as applicable, have performed the obligations required to be performed by the Company or a Subsidiary, as applicable, under each Material Contract; (iii) none of the Company or any of its Subsidiaries is in breach or default under any Material Contract nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default; and (iv) as of the date of this Agreement, none of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach, default, cancellation, termination or non-renewal under any Material Contract by any party to a Material Contract. Section 3.01(w) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date of this Agreement, except for Company leases and subleases in respect of Leased Property. True and complete copies of the Material Contracts have been disclosed in the Company Data Room and no Material Contract has, since such disclosure, been modified, rescinded or terminated.

(y)	Non-Competition Agreements. No current or proposed officer or director of the Company, nor to the knowledge of the Company, any employee of the Company or any of its Subsidiaries, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with the Company or its Subsidiaries or the business affairs of the Company or its Subsidiaries as now conducted or presently proposed to be conducted.

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(z)	No Pending Acquisitions. Other than as disclosed in Section 3.01(z) of the Company Disclosure Letter, the Company (or any of its Subsidiaries) has not approved, is not contemplating, nor has it entered into any agreement in respect of, and to the knowledge of the Company (or any of its Subsidiaries): (i) the purchase of any property material to the Company or material assets or any interest therein or the sale, transfer or other disposition of any material property of the Company or material assets or any interest therein currently owned, directly or indirectly, by the Company, whether by asset sale, transfer or sale of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company) of the Company (or any of its Subsidiaries).

(aa)	Real Property and Leased Properties.

(i)	The Company and its Subsidiaries do not own any real or immovable property.

(ii)	The Company Data Room contains complete and accurate copies of all Company leases and subleases for real and immovable property leased or subleased by the Company or any of its Subsidiaries (the “Leased Properties”).

(iii)	With respect to all Leased Properties: (A) each lease or sublease in respect thereof is in good standing, legal, valid, binding and in full force and effect and is a legal, valid, binding obligation of, and is enforceable against, each other party thereto in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction; and (B) there is no event of breach or default, or any event which, with the giving of notice, the lapse of time or both, would become an event of default, under any such lease or sublease and, to the knowledge of the Company, none of the Company or any of its Subsidiaries has received or delivered any notice of any material breach of, or default under, any such lease or sublease.

(bb)	Personal Property. The Company and its Subsidiaries have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(cc)	Material Assets and Property. The Company and each of its Subsidiaries owns or has the right to use all material Assets and Properties currently owned or used in the business, including: (i) all Material Contracts; and (ii) all material Assets and Properties necessary to enable it to carry on its business as now conducted and as presently proposed to be conducted.

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(dd)	Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth in Section 3.01(dd) of the Company Disclosure Letter: (i) the Company and its Subsidiaries, as applicable, own or possess, or have a licence to or otherwise have the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted (collectively, the “Company Intellectual Property Rights”); (ii) to the knowledge of the Company, all such Company Intellectual Property Rights that are owned by the Company and its Subsidiaries are valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction and does not infringe in any material way upon the rights of others; and (iii) to the knowledge of the Company, no third party is infringing upon the Company Intellectual Property Rights owned or licensed by the Company or its Subsidiaries.

(ee)	Litigation. Other than as disclosed in Section 3.01(z) of the Company Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries, the business of the Company of any of its Subsidiaries or affecting any of their respective current or former properties or assets by or before any Governmental Entity that, if determined adverse to the interests of the Company or its Subsidiaries would have, or be reasonably expected to have, a Company Material Adverse Effect or would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement, nor, to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding.

(ff)	Environmental Matters.

(i)	The Company and its Subsidiaries are in material compliance with all applicable Environmental Laws, and neither the Company nor any such Subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such use would not result in a Material Adverse Effect;

(ii)	neither the Company nor its Subsidiaries, nor, to the knowledge of the Company, any of their predecessor companies, have received any notice of any material claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Company or its Subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Company is not aware of any facts which would reasonably be expected to give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Company nor its Subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Entity to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Entity;

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(iii)	to the knowledge of the Company, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Company, its Subsidiaries or their properties, assets or operations, and no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect; and

(iv)	there are no environmental audits, evaluations, assessments, studies or tests, relating to the Company, its Subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Company or its Subsidiaries in the ordinary course.

(gg)	Employees.

(i)	The Company and its Subsidiaries are in material compliance with all terms and conditions of employment and all applicable Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, human rights and work safety and health.

(ii)	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have been either paid or are accurately reflected in all material respects in the books and records of the Company and its Subsidiaries.

(iii)	Other than as disclosed in Section 3.01(gg) of the Company Disclosure Letter, there are no material Company Employee related claims, complaints, investigations or orders under all applicable Laws that could reasonably be expected to have a Company Material Adverse Effect respecting employment now pending or, to the knowledge of the Company, threatened against the Company and its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(iv)	Other than as disclosed in 3.01(gg) of the Company Disclosure Letter, no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results from applicable Laws from the employment of an employee without an agreement as to notice or severance.

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(v)	Other than as disclosed in Section 3.01(gg) of the Company Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement, including a change of control of the Company or any of its Subsidiaries.

(vi)	Neither the Company nor any Subsidiary is party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group or to any Employee Plans and there are no threatened or apparent union organizing activities involving employees of the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries currently negotiating any collective bargaining agreements.

(vii)	There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and neither the Company nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, to the Company’s knowledge, there are no claims or potential claims which may materially adversely affect the Company and its Subsidiaries’ accident cost experience.

(viii)	The Company has disclosed in the Company Data Room all orders and material inspection reports under applicable occupational health and safety legislation. There are no charges pending under applicable occupational health and safety legislation. The Company has complied in all material respects with any orders issued under applicable occupational health and safety legislation and there are no appeals of any orders under applicable occupational health and safety legislation currently outstanding.

(hh)	Insurance. As of the date hereof, the Company and its Subsidiaries have such policies of insurance as are listed in Section 3.01(hh) of the Company Disclosure Letter. Each of the Company and its Subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Company Material Adverse Effect.

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(ii)	United States Securities Law Matters. (i) The Company does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act; and (ii) the Company is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, and is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America.

(jj)	Taxes.

(i)	All material Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with applicable Laws (taking into account any applicable extensions), and all such material Tax Returns are complete and correct in all material respects.

(ii)	The Company and each of its Subsidiaries has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due in any Tax Returns. Since the date of publication of the most recent consolidated financial statements of the Company, no material liability in respect of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)	No material deficiencies, litigation, proposed adjustments or other matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

(iv)	There are no currently effective material elections, agreements or waivers extending the statutory period or providing for any extension of time with respect to the assessment or reassessment of any material Taxes, or of the filing of any material Tax Return or any payment of material Taxes, by the Company or any of its Subsidiaries.

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(v)	The Company and each of its Subsidiaries has made available to the Buyer true, correct and complete copies of all Tax Returns for which applicable statutory periods of limitations have not expired.

(kk)	Related Party Transactions. Other than as disclosed in the Company Filings, neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business as salaries, bonuses, directors’ fees or the reimbursement of ordinary course expenses), nor any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Company’s common shares or securities exchangeable for more than 10% of any class of securities of the Company. There are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(ll)	Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any regulatory authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mm)	Anti-Bribery Laws. None of the Company or any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Company, or any of its subsidiaries has: (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA); (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Company and its affiliates have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

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(nn)	U.S. Cannabis-Related Activities or Assets.

(i)	Neither Company nor any of its Subsidiaries, directly or indirectly, conduct any cannabis-related activities in the United States, including but not limited to: (i) the sale, cultivation, distribution, transportation, storage or handling of cannabis-related products; (ii) providing cannabis-related services or products to any Person in the United States; or (iii) arrangements with any Person engaging in the business activities described in (i) or (ii).

(ii)	Neither Company nor any of its Subsidiaries own or have any right to acquire, directly or indirectly, any securities of any Person (including those that are convertible or exchangeable into securities of any such Person) with cannabis-related activities in the United States (which includes those matters set out in Section 3.01(nn)(i) above, including, but not limited to: (i) direct or indirect ownership of, or investment in, any such Person; (ii) commercial interests or arrangements with any such Person that are similar in substance to the ownership of, or investment in, any such Person; (iii) providing services or products that are specifically designed for, or targeted at, any such Person; or (iv) commercial interests or arrangements with Persons engaging in the business activities described in (iii).

(oo)	Finder’s Fee. Except for the engagement letter between the Company and the Company Financial Advisor and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor, or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective directors, officers or employees, in connection with this Agreement. A true and correct copy of the engagement letter between the Company and the Company Financial Advisor has been provided to the Buyer and the Company has made true and complete disclosure to the Buyer of all fees, commissions or other payments that may be incurred pursuant to the engagement of the Company Financial Advisor or that may otherwise be payable to the Company Financial Advisor.

(pp)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such agreements, judgments, injunctions, orders or decrees as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(qq)	Sufficient Funds. The Company has sufficient immediately available funds (through existing credit arrangements or otherwise) to pay when due the aggregate of all of its fees and expenses related to the transactions contemplated by this Agreement, including, without limitation, the Company Termination Payment.

(rr)	Material Facts Not Withheld. The Company has not withheld and will not withhold from the Buyer prior to the Closing Time, any material facts relating to the Company or its Subsidiaries.

Section 3.02 Survival of Representations and Warranties.

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

Section 4.01 Representations and Warranties.

Except as disclosed in the Buyer Disclosure Letter, the Buyer represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Good Standing of Company. The Buyer is a corporation incorporated and validly existing under the Laws of the Province of Alberta and has the corporate power and capacity to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Buyer is duly qualified, licensed or registered to carry on business in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed or registered would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. No steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company.

(b)	Organization and Good Standing of Subsidiaries. The Subsidiaries as set forth in Section 4.01(b) of the Buyer Disclosure Letter are the only Subsidiaries of the Buyer. The Buyer does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company that holds any assets or conducts any operations other than its Subsidiaries and the Buyer owns, directly or indirectly, the percentage indicated in Section 4.01(b) of the Buyer Disclosure Letter of the issued and outstanding shares in the capital of its Subsidiaries. Other than as disclosed in Section 4.01(b) of the Buyer Disclosure Letter, all of such shares are free and clear of all mortgages, Liens, charges, pledges, security interests, encumbrances, claims or demand of any kind whatsoever, all of such shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of its Subsidiaries or any other security convertible into or exchangeable for any such shares. Each Subsidiary is a corporation or entity incorporated or organized, as applicable, validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has the power and capacity to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Each Subsidiary is duly qualified, licensed or registered to carry on business in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed or registered would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. No steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of any of its Subsidiaries.

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(c)	Corporate Authorization. The Buyer has the corporate power and capacity to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Buyer of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(d)	Corporate Records. The corporate records and minute books of the Buyer and each Subsidiary made available to counsel for the Company in connection with their due diligence investigation of the Buyer contain all records of the meetings and proceedings of its directors, shareholders, and other committees, if any, since inception and are complete and accurate in material respects contain copies of all constating documents and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which constating documents and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Buyer or any of its Subsidiaries has been held or passed that has not been reflected in such minute books. The financial books and records and accounts of the Buyer and each Subsidiary have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, are stated in reasonable detail, accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Buyer and each Subsidiary and will accurately and fairly reflect the basis for the financial statements of the Buyer.

(e)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Buyer and constitutes a legal, valid and binding agreement of the Buyer enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(f)	Governmental Authorization. The execution, delivery and performance by the Buyer of its obligations under this Agreement and the consummation of the Arrangement do not require any other Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order; (ii) the Final Order; (iii) filings with the Registrar; (iv) any actions or filings with the Securities Authorities or the CSE; any required provincial regulatory approvals relating to the sale of cannabis and cannabis products, including from the Alberta Gaming, Liquor and Cannabis, the Alcohol and Gaming Commission of Ontario and other similar regulators in the jurisdictions in which the Buyer carries on business; and (vi) any consents, waivers, approvals or actions or filings or notifications, the absence of which would not reasonably be expected to materially impede or delay the ability of the Buyer to consummate the Arrangement.

(g)	Third Party Consents. Other than as disclosed in Section 4.01(g) of the Buyer Disclosure Letter, no consent, waiver or approval from other parties to the Material Contracts is: (i) required to be obtained by the Buyer or its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Arrangement; or (ii) required in order to maintain the Material Contracts in full force and effect immediately upon the consummation of the Arrangement, except for such consents, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

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(h)	Non-contravention. The execution, delivery and performance by the Buyer of its obligations under this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of any of the articles, by-laws or other constating documents of the Buyer or any of its Subsidiaries; or

(ii)	assuming compliance with all matters referred to in Section 4.01(f), contravene, conflict with or result in a violation or breach of any applicable Laws with such exceptions as would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(i)	Residence of the Company. The Buyer is not a non-resident of Canada within the meaning of the Tax Act.

(j)	Buyer Shares.

(i)	The authorized capital of the Buyer consists of an unlimited number of Buyer Shares. As of the close of business on August 20, 2020, 236,380,280 Buyer Shares were issued and outstanding as fully paid and non-assessable.

(ii)	The Consideration Shares to be issued pursuant to the Arrangement, the Buyer Shares issuable upon the exercise from time to time of the Company Options (or replacements thereof) in accordance with their respective terms, the Buyer Shares issuable upon the exercise from time to time of the Company Warrants in accordance with their respective terms, the Buyer Shares issuable upon the exercise from time to time of the Company RSUs in accordance with their respective terms and the Buyer Shares issuable upon the conversion from time to time of the Company Debentures in accordance with their respective terms will, when issued and delivered, be duly and validly issued by the Buyer on their respective dates of issue as fully paid and non-assessable shares and will not subject to a hold period under Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities) or be issued in violation of the terms of any agreement or other understanding binding upon the Buyer at the time that such shares are issued and will be issued in compliance with the constating documents of the Buyer and all applicable Laws. As of the Effective Date, all of the Company Options, Company RSUs and Company Warrants will be outstanding as duly authorized and validly existing options, RSUs and warrants to acquire the Buyer Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon the Buyer at the time at which they are issued and all of the Company Debentures will be outstanding as duly authorized and validly existing debentures convertible into Buyer Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon the Buyer at the time at which they are issued.

(iii)	There are no bonds, debentures (except Buyer Debentures) or other evidences of indebtedness of the Buyer outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with the Buyer Shareholders on any matter.

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(iv)	Except for outstanding Buyer Options under the Buyer Stock Option Plan, Buyer Debentures, Buyer Warrants and the Buyer’s contingent commitment to issue Buyer Shares as disclosed in the Buyer Disclosure Letter there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate the Buyer to issue or sell any shares of capital stock or other securities of the Buyer or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Buyer or any of its Subsidiaries.

(v)	All outstanding securities of the Buyer have been issued in material compliance with all applicable Laws, including Securities Laws.

(vi)	The Buyer Disclosure Letter sets forth with respect to each Buyer Option, Buyer Warrant, and Buyer Debenture outstanding as of the date of this Agreement: (i) the number of Buyer Shares issuable therefor; (ii) the purchase price payable therefor upon the exercise thereof, as applicable; and (iii) the date on which such security was granted or issued. All outstanding Buyer Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Buyer Shares issuable upon the exercise of Buyer Options and Buyer Warrants, and upon the conversion of Buyer Debentures, in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Buyer (including the Buyer Shares, Buyer Options, Buyer Warrants and Buyer Debentures) have been issued in compliance with all applicable Laws. Other than the Buyer Shares, Buyer Options, Buyer Warrants and Buyer Debentures, as applicable, there are no securities of the Buyer or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Buyer Shareholders on any matter. There are no outstanding contractual or other obligations of the Buyer or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of its outstanding securities, other than the Buyer Options, Buyer Warrants, and Buyer Debentures.

(vii)	The Buyer Data Room contains a true and complete copy of Buyer’s Stock Option Plan and there are no contracts, commitments, agreements, arrangements or understandings between (A) Buyer or any of its Subsidiaries on the one hand and (B) any current holder Buyer’s options, warrants and other convertible securities of Buyer on the other, which would result in any such security vesting solely as a result of the Arrangement.

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(viii)	All dividends or distributions on securities of Buyer that have been declared or authorized have been paid.

(k)	Significant Shareholders. Except as disclosed in the Buyer Filings, to the knowledge of the Buyer, no Person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Buyer Shares.

(l)	Shareholders’ and Similar Agreements. Neither the Buyer nor any of its Subsidiaries is subject to any unanimous shareholders’ agreement and is not a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Buyer or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Buyer or in any of its Subsidiaries and the Buyer has not adopted a shareholders’ rights plan or any similar plan or agreement.

(m)	Securities Law Matters.

(i)	The Buyer is a reporting issuer under applicable Securities Laws in the Provinces of British Columbia, Alberta and Ontario. The Buyer Shares are listed and posted for trading on the CSE. The Buyer is not in default of any material requirements of any Securities Laws or the rules and regulations of the CSE.

(ii)	As of the date of this Agreement, the Buyer has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Buyer received notification from any Securities Authority to revoke the reporting issuer status of the Buyer. As of the date of this Agreement, no delisting, suspension of trading or cease trade or other restriction with respect to any securities of the Buyer is pending or, to the knowledge of the Buyer, threatened.

(iii)	The Buyer has filed with the Securities Authorities all material forms, reports, schedules and other documents required to be filed under applicable Securities Laws since January 1, 2019. The documents comprising the Buyer Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The Buyer has not filed any confidential material change report which at the date of this Agreement remains confidential. To the knowledge of the Buyer, neither the Buyer nor any of the Buyer Filings is subject to an ongoing audit, review, comment or investigation by any Securities Authority or the CSE.

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(n)	Auditors. To the knowledge of the Buyer, the Buyer’s auditors, who audited the Buyer’s financial statements and provided their audit report, were, at the relevant time, independent public accountants as required under the Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Buyer and such auditors or any former auditors of the Buyer or its Subsidiaries.

(o)	No Change in Accounting Policies. Other than as disclosed in the Buyer Financial Filings, there has been no change in accounting policies or practices of the Buyer or any of its Subsidiaries since January 1, 2019.

(p)	No Third-Party Breach of Violation. Other than as disclosed in Section 4.01(p) of the Buyer Disclosure Letter, to the knowledge of the Buyer, no party (other than the Buyer or its Subsidiaries) to any Material Contract is in breach or violation of any term or provision thereof which would or would reasonably be expected to result in any Buyer Material Adverse Effect.

(q)	Insolvency. No act or proceeding has been taken by or against the Buyer or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Buyer or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Buyer or any of its Subsidiaries or any of its properties or assets nor, to the knowledge of the Buyer, is any such act or proceeding threatened. The Buyer (nor any of its Subsidiaries) has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Buyer nor any of its Subsidiaries nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Buyer or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(r)	Financial Statements.

(i)	The Buyer’s audited annual consolidated financial statements (including any of the notes or schedules thereto, the auditor’s report thereon and the related management’s discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management’s discussion and analysis) included in the Buyer Filings (collectively, the “Buyer Financial Filings”) were prepared in accordance with GAAP and applicable Laws and fairly present, in all material respects, the consolidated financial position of the Buyer and its Subsidiaries at the respective dates thereof and the consolidated results of the Buyer’s operations and cash flows for the periods indicated therein (except as may be expressly indicated in the notes to such financial statements). The Buyer does not intend to correct or restate, nor, to the knowledge of the Buyer, is there any basis for any correction oar restatement of, any aspect of the Buyer’s financial statements included in the Buyer Financial Filings. There are no, nor are there any commitments to become party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other similar relationships of the Buyer or any of its Subsidiaries with unconsolidated entities or other Persons.

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(ii)	The financial books, records and accounts of the Buyer and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with GAAP; (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Buyer and its Subsidiaries; and (D) accurately and fairly reflect the basis of the Buyer’s financial statements.

(s)	Absence of Undisclosed Liabilities. There are no liabilities or obligations of the Buyer or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Buyer’s interim consolidated financial statements as at April 30, 2020; (ii) incurred in the ordinary course of business since April 30, 2020; (iii) incurred in connection with this Agreement; or (iv) that would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(t)	Absence of Certain Changes or Events. Since January 1, 2019, other than the transactions contemplated in this Agreement and as disclosed in the Buyer Filings, the business of the Buyer and its Subsidiaries has been conducted only in the ordinary course of business and there has not been any event, occurrence, fact, effect or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(u)	Compliance with Laws. The Buyer and each of its Subsidiaries is and has been in compliance with applicable Laws and, to the knowledge of the Buyer, none of the Buyer or any of its Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any applicable Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(v)	Carrying on Business. The Buyer and each Subsidiary:

(i)	are in compliance with and will comply fully with the requirements of all applicable laws and administrative policies and directions, including, without limitation, the Cannabis Act, the Cannabis Regulations, applicable provincial legislation relating to the sale of cannabis (including cannabis oil and other derivatives) and applicable corporate legislation in relation to the issue of its securities in all material respects;

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(ii)	has not received any correspondence or notice from any Governmental Entity that has not been addressed to the satisfaction of such Governmental Entity, alleging or asserting material noncompliance with any applicable laws or any Authorizations;

(iii)	possesses all material Authorizations reasonably required for the conduct of its business as currently conducted and such Authorizations are valid and in full force and effect and it is not in violation of any material term of any such Authorizations;

(iv)	has not received notice of any pending or threatened claim, suit, proceeding or other action from any Governmental Entity or third party alleging that any of its operations or activities is in violation of any applicable Law or Authorizations, and has no knowledge or reason to believe that any such Governmental Entity or third party is considering any such proceeding or other action; and

(v)	is not subject to any judgment, order, writ, injunction, decree or award of any Governmental Entity, which either individually or in the aggregate, would reasonably be expected to have a Buyer Material Adverse Effect.

(w)	Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect: (i) each Material Contract is legal, valid and binding and in full force and effect and is enforceable by the Buyer or a Subsidiary, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; (ii) the Company and its Subsidiaries, as applicable, have performed the obligations required to be performed by the Buyer or a Subsidiary, as applicable, under each Material Contract (iii) none of the Company or any of its Subsidiaries is in breach or default under any Material Contract nor does the Buyer have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default; and (iv) as of the date of this Agreement, none of the Buyer or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach, default, cancellation, termination or non-renewal under any Material Contract by any party to a Material Contract. Section 4.01(w) of the Buyer Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date of this Agreement, except for Buyer leases and subleases in respect of Buyer Leased Properties. True and complete copies of the Material Contracts have been disclosed in the Buyer Data Room and no Material Contract has, since such disclosure, been modified, rescinded or terminated.

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(x)	Non-Competition Agreements. No current or proposed officer or director of the Buyer, nor to the knowledge of the Buyer, any employee of the Buyer or any of its Subsidiaries, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with the Buyer or its Subsidiaries or the business affairs of the Buyer or its Subsidiaries as now conducted or presently proposed to be conducted.

(y)	No Pending Acquisitions. Other than as disclosed in Section 4.01(y) of the Buyer Disclosure Letter, the Buyer (or any of its Subsidiaries) has not approved, is not contemplating, nor has it entered into any agreement in respect of, and to the knowledge of the Buyer (or any of its Subsidiaries): (i) the purchase of any property material to the Buyer or material assets or any interest therein or the sale, transfer or other disposition of any material property of the Buyer or material assets or any interest therein currently owned, directly or indirectly, by the Buyer, whether by asset sale, transfer or sale of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Buyer) of the Buyer (or any of its Subsidiaries).

(z)	Real Property and Leased Properties.

(i)	Other than as disclosed in Section 4.01(y) of the Buyer Disclosure Letter, the Buyer and its Subsidiaries do not own any real or immovable property.

(ii)	The Buyer Data Room contains complete and accurate copies of all Buyer leases and subleases for real and immovable property leased or subleased by the Buyer or any of its Subsidiaries (the “Buyer Leased Properties”).

(iii)	With respect to all Buyer Leased Properties: (A) each lease or sublease in respect thereof is in good standing, legal, valid, binding and in full force and effect and is a legal, valid, binding obligation of, and is enforceable against, each other party thereto in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction; and (B) there is no event of breach or default, or any event which, with the giving of notice, the lapse of time or both, would become an event of default, under any such lease or sublease and, to the knowledge of the Buyer, none of the Buyer or any of its Subsidiaries has received or delivered any notice of any material breach of, or default under, any such lease or sublease.

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(aa)	Personal Property. The Buyer and its Subsidiaries have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Buyer Material Adverse Effect.

(bb)	Material Assets and Property. The Buyer and each of its Subsidiaries owns or has the right to use all material Assets and Properties currently owned or used in the business, including: (i) all Material Contracts; and (ii) all material Assets and Properties necessary to enable it to carry on its business as now conducted and as presently proposed to be conducted.

(cc)	Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect: (i) the Buyer and its Subsidiaries, as applicable, own or possess, or have a licence to or otherwise have the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted (collectively, the “Buyer Intellectual Property Rights”); (ii) to the knowledge of the Buyer, all such Buyer Intellectual Property Rights that are owned by the Buyer and its Subsidiaries are valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction and does not infringe in any material way upon the rights of others; and (iii) to the knowledge of the Buyer, no third party is infringing upon the Buyer Intellectual Property Rights owned or licensed by the Buyer or its Subsidiaries.

(dd)	Litigation. Other than as disclosed in Section 4.01(dd) of the Buyer Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending or, to the knowledge of the Buyer, threatened against or relating to the Buyer or any of its Subsidiaries, the business of the Buyer or any of its Subsidiaries or affecting any of their respective current or former properties or assets by or before any Governmental Entity that, if determined adverse to the interests of the Buyer or its Subsidiaries would have, or be reasonably expected to have, a Buyer Material Adverse Effect or would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement, nor, to the knowledge of the Buyer, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding.

(ee)	Environmental Matters.

(i)	The Buyer and its Subsidiaries are in material compliance with all applicable Environmental Laws, and neither the Buyer nor any such Subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such use would not result in a Buyer Material Adverse Effect;

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(ii)	neither the Buyer nor its Subsidiaries, nor, to the knowledge of the Buyer, any of their predecessor companies, have received any notice of any material claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Buyer or its Subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Buyer is not aware of any facts which would reasonably be expected to give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Buyer nor its Subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Entity to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Entity;

(iii)	to the knowledge of the Buyer, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Buyer, its Subsidiaries or their properties, assets or operations, and no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case, which would have a Buyer Material Adverse Effect; and

(iv)	there are no environmental audits, evaluations, assessments, studies or tests, relating to the Buyer, its Subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Buyer or its Subsidiaries in the ordinary course.

(ff)	Buyer Employees.

(i)	The Buyer and its Subsidiaries are in material compliance with all terms and conditions of employment and all applicable Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, human rights and work safety and health.

(ii)	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have been either paid or are accurately reflected in all material respects in the books and records of the Buyer and its Subsidiaries.

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(iii)	Other than as disclosed in Section 4.01(ff) of the Buyer Disclosure Letter, there are no material Buyer Employee related claims, complaints, investigations or orders under all applicable Laws that could reasonably be expected to have a Buyer Material Adverse Effect respecting employment now pending or, to the knowledge of the Buyer, threatened against the Buyer and its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(iv)	Other than as disclosed in Section 4.01(ff) of the Buyer Disclosure Letter, no Buyer Employee has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results from applicable Law from the employment of an employee without an agreement as to notice or severance.

(v)	Other than as disclosed in Section 4.01(ff) of the Buyer Disclosure Letter, neither the Buyer nor any Subsidiary is party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group or to any Employee Plans, and there are no threatened or apparent union organizing activities involving employees of the Buyer or any of its Subsidiaries, nor is the Buyer or any of its Subsidiaries currently negotiating any collective bargaining agreements or any Employee Plans.

(vi)	There are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Buyer Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement, including a change of control of the Buyer or any of its Subsidiaries.

(vii)	There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and neither the Buyer nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Buyer, no audit of the Buyer or any Subsidiary is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, to the Buyer’s knowledge, there are no claims or potential claims which may materially adversely affect the Buyer and its Subsidiaries’ accident cost experience.

(viii)	The Buyer has disclosed in the Buyer Data Room all orders and material inspection reports under applicable occupational health and safety legislation. There are no charges pending under applicable occupational health and safety legislation. The Buyer has complied in all material respects with any orders issued under applicable occupational health and safety legislation and there are no appeals of any orders under applicable occupational health and safety legislation currently outstanding.

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(gg)	Insurance. As of the date hereof, the Buyer and its Subsidiaries have such policies of insurance as are listed Section 4.01(gg) of the Buyer Disclosure Letter. Each of the Buyer and its Subsidiaries maintain insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Buyer Material Adverse Effect.

(hh)	United States Securities Law Matters. (i) The Buyer does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Buyer subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act; and (ii) the Buyer is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, and is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America.

(ii)	Taxes.

(i)	Other than as disclosed in Section 4.01(ii) of the Buyer Disclosure Letter, all material Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, the Buyer or any of its Subsidiaries have been filed when due in accordance with applicable Laws (taking into account any applicable extensions), and all such material Tax Returns are complete and correct in all material respects.

(ii)	The Buyer and each of its Subsidiaries has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Buyer. The Buyer and its Subsidiaries have provided adequate accruals in accordance with GAAP in the most recently published consolidated financial statements of the Buyer for any Taxes of the Buyer and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due in any Tax Returns. Since the date of publication of the most recent consolidated financial statements of the Buyer, no material liability in respect of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

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(iii)	No material deficiencies, litigation, proposed adjustments or other matters in controversy exist or have been asserted with respect to Taxes of the Buyer or any of its Subsidiaries and neither the Buyer nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Buyer, threatened against the Buyer or any of its Subsidiaries or any of their respective assets.

(iv)	There are no currently effective material elections, agreements or waivers extending the statutory period or providing for any extension of time with respect to the assessment or reassessment of any material Taxes, or of the filing of any material Tax Return or any payment of material Taxes, by the Buyer or any of its Subsidiaries.

(v)	The Buyer and each of its Subsidiaries has made available to the Buyer true, correct and complete copies of all Tax Returns for which applicable statutory periods of limitations have not expired.

(jj)	Related Party Transactions. Other than as disclosed in Section 4.01(jj) of the Buyer Disclosure Letter, neither the Buyer nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Buyer or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business as salaries, bonuses, directors’ fees or the reimbursement of ordinary course expenses), nor any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Buyer’s common shares or securities exchangeable for more than 10% of any class of securities of the Buyer, and there are no contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Buyer or any of its Subsidiaries, or any of their respective affiliates or associates.

(kk)	Money Laundering Laws. The operations of the Buyer and its Subsidiaries are and have been conducted at all times in material compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any regulatory authority involving the Buyer or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Buyer, threatened.

(ll)	Anti-Bribery Laws. None of the Buyer or any of its subsidiaries nor, to the knowledge of the Buyer, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Buyer, or any of its subsidiaries has: (i) violated or is in violation of any provision of the CFPOA; (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA); (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Buyer and its affiliates have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

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(mm)	Finder’s Fee. Except for the engagement letter between the Buyer and the Buyer Financial Advisor and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor, or other intermediary has been retained by or is authorized to act on behalf of the Buyer or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Buyer or any of its Subsidiaries, or any of their respective directors, officers or employees, in connection with this Agreement. A true and correct copy of the engagement letter between the Buyer and the Buyer Financial Advisor has been provided to the Company and the Buyer has made true and complete disclosure to the Company of all fees, commissions or other payments that may be incurred pursuant to the engagement of the Buyer Financial Advisor or that may otherwise be payable to the Buyer Financial Advisor.

(nn)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Buyer or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Buyer or its Subsidiaries or the conduct of business by the Buyer or any of its Subsidiaries as currently conducted other than such agreements, judgments, injunctions orders or decrees as would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(oo)	Sufficient Funds. The Buyer has sufficient immediately available funds (through existing credit arrangements or otherwise) to pay when due the aggregate of all of its fees and expenses related to the transactions contemplated by this Agreement, including, without limitation, the Buyer Termination Payment.

(pp)	Material Facts not Withheld. The Buyer has not withheld and will not withhold from the Company prior to the Closing Time, any material facts relating to the Company or its Subsidiaries.

Section 4.02 Survival of Representations and Warranties.

The representations and warranties of the Buyer contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

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ARTICLE V
COVENANTS

Section 5.01 Conduct of Business of the Company.

The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, unless otherwise: (i) agreed to in writing by the Buyer (such agreement not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement; (iii) required by applicable Law; or (iv) as contemplated by Section 5.01 of the Company Disclosure Letter:

(a)	the business of the Company and its Subsidiaries shall be conducted only in, in all material respects, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business, and the Company shall use all commercially reasonable efforts to maintain and preserve its and their business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has material business relationships, unless such would not result in a Company Material Adverse Effect.

(b)	the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend its notice of articles, articles or other constating documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(ii)	split, combine or reclassify any shares or other securities of the Company or of any Subsidiary or declare, set aside or pay any dividends or make any other distributions;

(iii)	amend the terms of any outstanding securities;

(iv)	redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any outstanding shares or other securities of the Company or any of its Subsidiaries;

(v)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any shares or other securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into shares or other securities, of the Company or any of its Subsidiaries, except for: (A) the issuance of Company Shares issuable upon the exercise of the currently outstanding securities specified in Section 3.01(k)(ii) and Section 3.01(k)(iii) of the Company Disclosure Letter and as otherwise specified therein; (B) the issue or grant of any shares or other securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into shares or other securities, of the Company that have an aggregate issue, exercise or conversion price of no more than $200,000, at an individual issue, exercise or conversion price of no less than the five day VWAP of the Company Shares ending on the trading day immediately prior to the day on which the entering into of this Agreement by the Parties is publicly announced; and (C) the issuance of securities of the Company pursuant to the Financing;

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(vi)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or business having a cost, on a per transaction or series of related transactions basis, other than: (A) acquisitions of supplies, equipment and inventory in the ordinary course of business consistent with past practice; and (B) as disclosed in Section 3.01(z) of the Company Disclosure Letter;

(vii)	other than as disclosed in Section 5.01 of the Company Disclosure Letter, sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company or any of its Subsidiaries having a value greater than $200,000 in the aggregate, other than the sale, lease or disposition or other transfer of inventories or other assets in the ordinary course of business consistent with past practice;

(viii)	other than as disclosed in Section 5.01 of the Company Disclosure Letter, and other than in the ordinary course or to ensure the maintenance of the Company’s current level and standard operations, make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $200,000;

(ix)	reorganize, amalgamate or merge the Company or any Subsidiary;

(x)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Subsidiary;

(xi)	make any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any materially amended Tax return, file any notice of appeal or otherwise initiate any action with respect to Taxes, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension, or waiver of a limitation period applicable to any material tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by applicable Law;

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(xii)	prepay any indebtedness before its scheduled maturity, other than repayments of indebtedness in the ordinary course of business consistent with past practice under the Company’s or any Subsidiary’s existing credit facilities; provided that, no material breakage or other costs or penalties are payable in connection with any such prepayment;

(xiii)	other than as disclosed in Section 5.01 of the Company Disclosure Letter, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed moneys or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $25,000;

(xiv)	make any loan or advance to, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any Person (other than in respect of a liability of a wholly-owned Subsidiary that is not restricted hereunder from incurring that liability or obligation);

(xv)	make any material change in the Company’s accounting principles, except as required by concurrent changes in GAAP or pursuant to written instructions, comments or orders of a Securities Authority;

(xvi)	grant to any employee any increase in compensation in any form, except in the ordinary course of business consistent with past practice;

(xvii)	increase any severance, change of control or termination pay to (or amend any existing Contract in this regard from that in effect on the date hereof) with any officer or director of the Company or any of its Subsidiaries or increase the benefits payable under any existing severance or termination pay policies with any officer or director of the Company or any of its Subsidiaries;

(xviii)	waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease or contract other than in the ordinary course, or as required by applicable Law;

(xix)	enter into or amend any employment, deferred compensation or similar Contract (or amend any such existing Contract) with any officer or director of the Company or any of its Subsidiaries;

(xx)	adopt any new Employee Plan or amend or modify, in any material way, any existing Employee Plan;

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(xxi)	except as set out in Section 5.01 of the Company Disclosure Letter, commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $50,000 individually or $100,000 in aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(xxii)	other than as required by applicable Law or contemplated hereunder, amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, except where it would not have a Company Material Adverse Effect;

(xxiii)	except as contemplated in Section 5.06(b) and Section 5.01 of the Company Disclosure Letter, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxiv)	enter into or amend any Contract with any broker, finder or investment banker; or

(xxv)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Section 5.02 Conduct of Business of the Buyer.

The Buyer covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms, unless otherwise: (i) agreed to in writing by the Company (such agreement not to be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement; (iii) required by applicable Law; or (iv) as contemplated by Section 5.02 of the Buyer Disclosure Letter:

(a)	the business of the Buyer and its Subsidiaries shall be conducted only in, in all material respects, and the Buyer and its Subsidiaries shall not take any action except in, the ordinary course of business, and the Buyer shall use all commercially reasonable efforts to maintain and preserve its and their business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Buyer or any of its Subsidiaries has material business relationships, unless such would not result in a Buyer Material Adverse Effect.

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(b)	the Buyer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend its notice of articles, articles or other constating documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(ii)	split, combine or reclassify any shares or other securities of the Buyer or of any Subsidiary or declare, set aside or pay any dividends or make any other distributions;

(iii)	amend the terms of any outstanding securities;

(iv)	redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any outstanding shares or other securities of the Buyer or any of its Subsidiaries;

(v)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any shares or other securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into shares or other securities, of the Buyer or any of its Subsidiaries, except for: (A) the issuance of Buyer Shares issuable upon the exercise of the currently outstanding securities; (B) the issue or grant of any shares or other securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into shares or other securities, of the Buyer that have an aggregate issue, exercise or conversion price of no more than $1,000,000 at an individual issue, exercise or conversion price of no less than the five day VWAP of the Buyer Shares ending on the trading day immediately prior to the day on which the entering into of this Agreement by the Parties is publicly announced; and (C) the issuance of securities of the Buyer pursuant to the Financing;

(vi)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or business having a cost, on a per transaction or series of related transactions basis, in excess of $2,000,000 for all such transactions (provided that the Buyer shall also comply with Section 5.02(b)(xiii) in respect of such transaction or transactions), other than acquisitions of supplies, equipment and inventory in the ordinary course of business consistent with past practice;

(vii)	sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any assets of the Buyer or of any of its Subsidiaries or any interest in any assets of the Buyer or any of its Subsidiaries having a value greater than $200,000 in the aggregate, other than the sale, lease or disposition or other transfer of inventories or other assets in the ordinary course of business consistent with past practice;

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(viii)	other than in the ordinary course or to ensure the maintenance of the Buyer’s current level and standard of operations, make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $200,000;

(ix)	reorganize, amalgamate or merge the Buyer or any Subsidiary;

(x)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Buyer or any Subsidiary;

(xi)	make any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment of liability, file any materially amended Tax return, file any notice of appeal or otherwise initiate any action with respect to Taxes, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension, or waiver of a limitation period applicable to any material Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by applicable Law;

(xii)	prepay any indebtedness before its scheduled maturity, other than repayments of indebtedness in the ordinary course of business consistent with past practice under the Buyer’s or any Subsidiary’s existing credit facilities; provided that, no material breakage or other costs or penalties are payable in connection with any such prepayment;

(xiii)	create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed moneys or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $25,000;

(xiv)	make any loan or advance to, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any Person (other than in respect of a liability of a wholly-owned Subsidiary that is not restricted hereunder from incurring that liability or obligation);

(xv)	make any material change in the Buyer’s accounting principles, except as required by concurrent changes in GAAP or pursuant to written instructions, comments or orders of a Securities Authority;

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(xvi)	grant to any employee any increase in compensation in any form, except in the ordinary course of business consistent with past practice;

(xvii)	increase any severance, change of control or termination pay to (or amend any existing Contract in this regard from that in effect on the date hereof) with any officer or director of the Buyer or any of its Subsidiaries or increase the benefits payable under any existing severance or termination pay policies with any officer or director of the Buyer or any of its Subsidiaries;

(xviii)	waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease or contract other than in the ordinary course, or as required by applicable Law;

(xix)	enter into or amend any employment, deferred compensation or similar Contract (or amend any such existing Contract) with any officer or director of the Buyer or any of its Subsidiaries;

(xx)	adopt any new Employee Plan or amend or modify, in any material way, any existing Employee Plan;

(xxi)	commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $50,000 individually or $100,000 in aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(xxii)	other than as required by applicable Law or contemplated hereunder, amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, except where it would not have a Buyer Material Adverse Effect;

(xxiii)	amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Buyer or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxiv)	enter into or amend any Contract with any broker, finder or investment banker; or

(xxv)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

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Section 5.03 Covenants Relating to the Arrangement.

(a)	Each of the Company and the Buyer shall use its reasonable commercial efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under applicable Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including:

(i)	using reasonable commercial efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law with respect to this Agreement or the Arrangement;

(ii)	using reasonable commercial efforts to obtain, as soon as practicable following the execution of this Agreement, and maintain all third-party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are: (A) necessary to be obtained under the Material Contracts in connection with the Arrangement or this Agreement; or (B) required in order to maintain the Material Contracts in full force and effect following the completion of the Arrangement, in each case, on terms that are satisfactory to the Buyer, acting reasonably, and, other than as set forth in the Material Contracts, without paying, and without committing itself or the other Party to pay, any consideration or incur any additional liability or obligation without the prior written consent of the other Party, acting reasonably;

(iii)	using reasonable commercial efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(iv)	using reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designated entity) not in default under Securities Laws in force in all provides of Canada where it is a reporting issuer as of the date hereof; and

(v)	not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

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(b)	The Company shall promptly notify the Buyer in writing of:

(i)	any Company Material Adverse Effect;

(ii)	any notice or other written communication from any Person: (A) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement or this Agreement; or (B) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of the Arrangement or this Agreement; or

(iii)	any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Company or any of its Subsidiaries that relate to the Arrangement or this Agreement.

(c)	The Buyer shall promptly notify the Company in writing of:

(i)	any Buyer Material Adverse Effect;

(ii)	any notice or other written communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement or this Agreement; or

(iii)	any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Buyer or any of its Subsidiaries that relate to the Arrangement or this Agreement.

Section 5.04 Covenants Related to Regulatory Approvals.

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms:

(a)	each Party shall use its reasonable commercial efforts to obtain all Regulatory Approvals and co-operate with the other Party in connection with all Regulatory Approvals sought by the other Party and shall use its reasonable commercial efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement or this Agreement;

(b)	each Party shall use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Entity requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party and each Party shall co-operate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such notice from a Governmental Entity;

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(c)	each Party shall permit the other Party an opportunity to review in advance any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Regulatory Approvals and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith and each Party shall provide the other Party with any substantive applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental Entity or any substantive communications received from a Governmental Entity, in respect of obtaining or concluding the Regulatory Approvals;

(d)	each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the Regulatory Approvals sought by each such Party and, for greater certainty, no Party shall participate in any substantive meeting (whether in person, by telephone or otherwise) with a Governmental Entity in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend; and

(e)	prior to the Effective Date, the Parties shall jointly apply to list certain post-Arrangement securities of the Buyer, consisting of the Consideration Shares, the Buyer Shares and those Company Warrants and Company Debentures that are currently listed on the TSXV and which shall become binding obligations of the Buyer following completion of the Arrangement, on the TSXV, and shall use their reasonable commercial efforts to obtain approval, subject to customary conditions, for the listing of such securities on the TSXV.

Section 5.05 Access to Information.

(a)	From the date hereof until the earlier of the Effective Time and the termination of this, subject to Law, each Party shall, and shall cause its Subsidiaries to: (i) give the other Party and its representatives upon reasonable written notice, reasonable access during normal business hours to their: (A) premises; (B) property and assets (including all books and records, whether retained internally or otherwise); (C) Contracts; and (D) senior personnel, so long as the access does not unduly interfere with the ordinary course conduct of the business of such other Party or its Subsidiaries; and (ii) give the other Party information concerning its business, properties and personnel as the other Party may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit the Parties to be in a position to expeditiously and efficiently integrate the business and operations of the Parties immediately upon but not prior to the Effective Date. Without limitation, each Party agrees to keep the other Party fully apprised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of such Party.

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(b)	Investigations made by or on behalf of a Party, whether under this Section 5.05 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

(c)	Notwithstanding this Section 5.05 or any other provision of this Agreement, a Party shall not be obligated to provide access to, or to disclose, any information to another Party if such first Party reasonably determines that such access or disclosure would jeopardize any privilege claim by such first Party or any of its Subsidiaries or interfere unreasonably with the conduct of the business of the first Party and its Subsidiaries or require any action by the first Party outside of normal business hours.

(d)	The Parties acknowledge that the Confidentiality Agreement continues to apply and that any information provided under this Section 5.05 that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 5.06 Indemnification and Insurance.

(a)	The Buyer shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its Subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(b)	Prior to the Effective Date, the Company shall purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided that, the Buyer shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date. The Buyer acknowledges and agrees that if the Company’s current directors’ and officers’ liability insurance policies maintained by the Company and its Subsidiaries expire after the date of this Agreement, but prior to the Effective Date, the Company shall be permitted to enter into new directors’ and officers’ liability insurance policies with either the same insurer or a different insurer that are similar in scope and coverage to those policies currently maintained by the Company and in effect as of the date of this Agreement, provided that it is understood that reasonable substitutes shall be permitted to the extent that such scope and coverage is no longer available.

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(c)	If the Buyer, the Company or any of its Subsidiaries, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, the Buyer shall ensure that any such successor or assign (including, as applicable, any acquiror of substantially all of the properties and assets of the Company and its Subsidiaries) assumes all of the obligations set forth in this Section 5.06.

(d)	The Buyer shall act as agent and trustee of the benefits of the foregoing for the current and former directors and officers of the Company for the purpose of Section 5.06(a). This Section 5.06 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against the Buyer by the Persons described in Section 5.06(a).

ARTICLE VI
CONDITIONS

Section 6.01 Mutual Conditions.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	the Interim Order shall have been granted on terms consistent with this Agreement and the Interim Order shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order;

(c)	the Final Order shall have been granted on terms consistent with this Agreement and the Final Order shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)	the issuance of the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

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(e)	the necessary approvals of the CSE and TSXV, if any, will have been obtained;

(f)	the Consideration Shares to be issued upon completion of the Arrangement and the Buyer Shares to be issued upon the exercise from time to time of the Company Options, Company Warrants, Company RSUs and upon the conversion from time to time of the Company Debentures shall, if required by the TSXV and subject only to the satisfaction of customary conditions required by the TSXV, have been approved for listing on the TSXV, as of the Effective Date and the TSXV, shall have, if required, accepted notice for filing of all transactions of the Parties contemplated herein or necessary to complete the Arrangement, subject only to compliance with the customary requirements of the TSXV;

(g)	all Regulatory Approvals and all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Company Material Adverse Effect or Buyer Material Adverse Effect, as the case may be, or materially impede the completion of the Arrangement, shall have been obtained or received;

(h)	no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Buyer from consummating the Arrangement or any of the other transactions contemplated in this Agreement;

(i)	the Company shall have entered into a supplemental indenture governing the Company Debentures with the debenture trustee; and

(j)	the TSXV shall have conditionally approved the listing of certain post-Arrangement securities of the Buyer, consisting of the Consideration Shares, the Buyer Shares and those Company Warrants and Company Debentures that are currently listed on the TSXV and which shall become binding obligations of the Buyer following completion of the Arrangement, on the TSXV, subject to completion of the Arrangement and completion of the customary listing requirements of the TSXV.

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Section 6.02 Additional Conditions to the Obligations of the Buyer.

The Buyer is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Buyer and may only be waived, in whole or in part, by the Buyer in its sole discretion:

(a)	the representations and warranties made by the Company in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect (and, for this purpose, any reference to “material”, “Company Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) and the Company shall have provided to the Buyer a certificate of two senior officers of the Company certifying the foregoing and dated the Effective Date;

(b)	the Company shall have fulfilled or complied in all material respects with its covenants contained in this Agreement to be fulfilled or complied with by it on or before the Effective Time, except where the failure to fulfill or comply with such covenants would not, individually or in the aggregate, materially impede completion of the Arrangement, and the Company shall have provided to the Buyer a certificate of two senior officers of the Company certifying the foregoing dated the Effective Date;

(c)	there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(i)	cease trade, enjoin or prohibit or impose any limitations, damages or conditions on the Buyer’s ability to acquire, hold or exercise full rights of ownership over, any Company Shares, including the right to vote the Company Shares;

(ii)	impose terms or conditions on the completion of the Arrangement or on the ownership or operation by the Buyer of the business or assets of the Buyer, the Company and their respective Subsidiaries, affiliates and related entities;

(iii)	seek to obtain from the Company or the Buyer any material damages directly or indirectly in connection with the Arrangement or the transactions contemplated by this Agreement; or

(iv)	prevent or materially delay the consummation of the Arrangement;

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(d)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect;

(e)	the Company and its Subsidiaries shall have received resignations and mutual releases from each director and officer of Company and its Subsidiaries, effective as of the Effective Date, against receipt by such Persons of commercially reasonable releases from the Company and its Subsidiaries and, in both cases, acceptable to the Buyer, acting reasonably, and other than as disclosed in Section 3.01(gg) of the Company Disclosure Letter, no change of control or similar payments to directors or officers shall become owing by the Company or the Buyer as a result of the completion of the Arrangement;

(f)	the Buyer and the Locked-Up Shareholders shall have entered into the Lock-Up Agreements, which shall not have been terminated in accordance with their respective terms;

(g)	the Buyer and the Supporting Shareholders shall have entered into the Support and Voting Agreements, which shall not have been terminated in accordance with their respective terms;

(h)	the Company Debenture Agreements shall be valid, in force and binding on all parties and in full force and effect at the Effective Time. The Company Debenture Agreements shall not have been terminated. The holders of Company Debentures shall not have exercised any recourse or remedies available under the Company Debentures; and

(i)	holders of no more than 5% of all of the issued and outstanding Company Shares shall have validly exercised Dissent Rights (and shall not have withdrawn such rights) in respect of the Arrangement.

Section 6.03 Additional Conditions to the Obligations of the Company.

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)	the representations and warranties made by the Buyer in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Buyer Material Adverse Effect (and, for this purpose, any reference to “material”, “Buyer Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) and the Buyer shall have provided to the Company a certificate of two senior officers of the Buyer certifying the foregoing dated the Effective Date;

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(b)	the Buyer shall have fulfilled or complied in all material respects with its covenants contained in this Agreement to be fulfilled or complied with by it on or before the Effective Time, except where the failure to fulfill or comply with such covenants would not, individually or in the aggregate, materially impede completion of the Arrangement, and the Buyer shall have provided to the Company a certificate of two senior officers of the Buyer certifying the foregoing dated the Effective Date;

(c)	there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(i)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on the Buyer’s ability to issue the Consideration Shares or the Buyer Shares to be issued upon the exercise from time to time of the Company Options, the Company Warrants, the Company RSUs and upon the conversion from time to time of the Company Debentures;

(ii)	impose terms or conditions on the completion of the Arrangement or on the ownership or operation by the Company of the business or assets of the Company, the Buyer and their respective Subsidiaries, affiliates and related entities;

(iii)	seek to obtain from the Company or the Buyer any material damages directly or indirectly in connection with the Arrangement or the transactions contemplated by this Agreement; or

(iv)	prevent or materially delay the consummation of the Arrangement.

(d)	the distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities);

(e)	the Buyer and the Locked-Up Shareholders shall have entered into the Lock-Up Agreements, which shall not have been terminated in accordance with their respective terms;

(f)	the Buyer shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration Shares;

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(g)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Buyer Material Adverse Effect;

(h)	the Buyer and or the Company shall have paid all severance, change of control or similar payments or obligations, either pursuant to contract or applicable Law, owing to: (i) Mark Goliger and Michael Cosic as set forth in the Company Disclosure Letter; and (ii) to such other directors, officers and employees of the Company that have or will be terminated (as mutually agreed upon by the Buyer and the Company); and

(i)	the Buyer and Raj Grover shall have entered into a support and voting agreement in respect of the election of the Company Nominees to the Buyer Board with a term beginning on the Effective Date and ending upon completion of the Buyer’s next annual general meeting of Buyer Shareholders, which shall not have been terminated in accordance with its terms.

Section 6.04 Notice and Cure Provisions.

Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

The Buyer and the Company may not elect to exercise their respective right to terminate this Agreement pursuant to Section 8.02 unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered with respect to a matter that is capable of being cured, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement until the earlier of: (i) the Outside Date; and (ii) the date that is five (5) Business Days from the date of receipt of such notice, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, the Company shall postpone or adjourn the Company Meeting until the expiry of such period (without causing a breach of any other provisions contained herein).

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Section 6.05 Merger of Conditions.

Subject to applicable Law, the conditions set out in Section 6.01, Section 6.02 and Section 6.03 shall be conclusively deemed to have been satisfied, waived or released upon the Effective Date.

ARTICLE VII
NON-SOLICITATION AND TERMINATION PAYMENTS

Section 7.01 Company Covenant Regarding Non-Solicitation.

(a)	Except as expressly provided in Section 7.01(e), Section 7.01(g) and Section 7.02 below, the Company shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of the Company or any of its Subsidiaries (collectively, for the purpose of Section 7.01 and Section 7.02, the “Representatives”, which, for further clarity, does not include the Company Shareholders), or otherwise and shall not permit or authorize any such Person to do so on its behalf:

(i)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement permitted by and in accordance with Section 7.01(e)(ii)) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to constitute or lead to a Company Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information in connection with or otherwise cooperate with, assist or participate in, any effort or attempt to make any Company Acquisition Proposal or inquiries, proposals, expressions of interest or offers that may reasonably be expected to constitute or lead to a Company Acquisition Proposal;

(iii)	make, or propose publicly to make, a Company Change in Recommendation; or

(iv)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Company Acquisition Proposal or that may reasonably be expected to constitute or lead to a Company Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 7.01(e)(ii)).

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(b)	The Company shall, and shall cause its Subsidiaries and the Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other the Buyer and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, or lead to a Company Acquisition Proposal and, in connection therewith, the Company shall and shall cause its Subsidiaries and the Representatives to:

(i)	discontinue or not allow access to any of the Company’s or its Subsidiaries’ confidential information to any third party in connection with any inquiries, proposals, expressions of interest or offers constituting or that may reasonably be expected to constitute or lead to a Company Acquisition Proposal; and

(ii)	promptly request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with the Company or any of its Subsidiaries relating to a Company Acquisition Proposal, or that may reasonably be expected to constitute or lead to a Company Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	The Company represents and warrants that the Company has not, in the year prior to the date hereof, waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party. The Company covenants and agrees that the Company shall take all necessary action to enforce each such confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant. The Company further covenants and agrees not to and shall cause its Subsidiaries and the Representatives not to release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party without the prior written consent of the Buyer (which may be withheld or delayed in the Buyer’s sole and absolute discretion); provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with its terms shall not be a violation of this Section 7.01(c).

(d)	If the Company or any of its Subsidiaries or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Company Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall:

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(i)	promptly notify the Buyer, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Company Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the Company Acquisition Proposal, inquiry, proposal, offer or request;

(ii)	provide the Buyer with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons;

(iii)	keep the Buyer fully informed on a current basis of the status of developments and, to the extent permitted by Section 7.01(e), negotiations with respect to such Company Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Company Acquisition Proposal, inquiry, proposal, offer or request; and

(iv)	provide to the Buyer copies of all material or substantive correspondence if in writing or electronic form and, if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Company by or on behalf of any Person making any such Company Acquisition Proposal, inquiry, proposal, offer or request.

(e)	Notwithstanding Section 7.01(a), if at any time prior to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Company receives an unsolicited bona fide Company Acquisition Proposal, the Company may:

(i)	contact the Person making the Company Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Company Acquisition Proposal; and

(ii)	engage in or participate in discussions or negotiations with such Person regarding such Company Acquisition Proposal, and subject to entering into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Company) and is otherwise on terms that are no less favourable to the Company than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person already having been (or simultaneously being) provided to the Buyer, may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries for a maximum of ten (10) Business Days after the day on which access or disclosure is first afforded to the Person making the Company Acquisition Proposal, if and only if, in the case of this Section 7.01(e)(ii):

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(A)	the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Company Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(B)	such Person was not restricted from making such Company Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with the Company or any of its Subsidiaries;

(C)	the Company has been, and continues to be, in compliance with its obligations under Section 7.01 and Section 7.02; and

(D)	the Company promptly provides the Buyer with:

(1)	written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Company Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(2)	prior to providing any such copies, access or disclosure to such Person, the Company provides the Buyer with a true, complete and final executed copy of the confidentiality agreement referred to in Section 7.01(e)(ii).

(f)	The Company shall ensure that its Subsidiaries and the Representatives are aware of the provisions of this Section 7.01, and the Company shall be responsible for any breach of this Section 7.01 by its Subsidiaries or the Representatives.

(g)	Notwithstanding any of the provisions of this Agreement:

(i)	the Company Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the Company Shares, that it determines is not a Company Superior Proposal, provided that the Buyer and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the Company Board shall give reasonable consideration to such comments;

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(ii)	prior to the Company Meeting, the Company and the Company Board shall not be prohibited from making any disclosure to the Company Shareholders, if:

(A)	a Buyer Material Adverse Effect has occurred and is continuing; and

(B)	the Company Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Company Board, under applicable Law; and

(iii)	prior to the Company Meeting, the Company and the Company Board shall not be prohibited from making a Company Change in Recommendation if:

(A)	a Material Adverse Effect with respect to the Buyer has occurred and is continuing; and

(B)	the Company Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties.

Section 7.02 Notice of Company Superior Proposal Determination.

(a)	If the Company receives a Company Acquisition Proposal and the Company Board makes a determination that such Company Acquisition Proposal constitutes a Company Superior Proposal prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company may make a Company Change in Recommendation and enter into a definitive agreement with respect to such Company Acquisition Proposal (other than a confidentiality agreement contemplated by Section 7.01(e)(ii)), if and only if:

(i)	the Person making the Company Superior Proposal was not restricted from making such Company Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with the Company or any of the Company Subsidiaries;

(ii)	the Company has complied with its obligations under Section 7.01;

(iii)	the Company has provided the Buyer with written notice (a “Company Superior Proposal Notice”) promptly following the Company Board’s determination that the Company Acquisition Proposal constitutes a Company Superior Proposal that:

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(A)	the Company Acquisition Proposal constitutes a Company Superior Proposal; and

(B)	the Company intends to enter into an agreement with respect to such Company Superior Proposal;

The Company Superior Proposal Notice will set forth the determinations of the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors and outside legal counsel, has determined should be ascribed to any non-cash consideration offered under such Company Superior Proposal;

(iv)	the Company has delivered to the Buyer a copy of the proposed definitive agreement for the Company Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(v)	a period of five (5) Business Days (the “Buyer Match Period”) has elapsed from the date that is the later of the date on which the Buyer received the Company Superior Proposal Notice and the date on which the Buyer received the materials set forth in Section 7.02(a)(iv);

(vi)	during the Buyer Match Period, the Buyer has had the opportunity, but not the obligation, in accordance with Section 7.02(b), to offer to amend this Agreement and the Arrangement in order for such Company Acquisition Proposal to cease to be a Company Superior Proposal;

(vii)	after the Buyer Match Period, the Company Board:

(A)	has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal, which determination will consider the terms of the Arrangement as proposed to be amended by the Buyer if the Buyer proposes any amendment in accordance with Section 7.02(b); and

(B)	has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Company Board to recommend that Company enter into a definitive agreement with respect to such Company Superior Proposal would be inconsistent with its fiduciary duties; and

(viii)	prior to or concurrently with entering into such definitive agreement this Agreement is terminated by the Company under Section 8.02 and the Company pays the Company Termination Payment to the Buyer in accordance with Section 7.05.

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(b)	During the Buyer Match Period, the Buyer shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. During the Buyer Match Period, the Company shall: (i) review any proposal by the Buyer to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Company Board, whether the proposed amendment by the Buyer upon acceptance by the Company would result in a Company Acquisition Proposal not being a Company Superior Proposal; and (ii) negotiate with the Buyer in good faith, and in a manner consistent with the fiduciary duties of the Company Board, to make such amendments to the terms of this Agreement and the Arrangement as would enable the Buyer to proceed with the Arrangement on such amended terms. If the Company Board determines that the proposed amendment by the Buyer upon acceptance by the Company would result in a Company Acquisition Proposal not being a Company Superior Proposal, the Company shall promptly so advise the Buyer and enter into an amendment to this Agreement with the Buyer reflecting the amended proposal of the Buyer and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)	The Company acknowledges and agrees that each successive modification of any Company Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) or other material terms or conditions thereof shall constitute a new Company Acquisition Proposal for the purposes of this Section 7.02 and Buyer shall be afforded a new Buyer Match Period and the rights afforded in this Section 7.02 shall apply in respect of each such Company Acquisition Proposal.

(d)	The Company Board shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the Company Board determines any Company Acquisition Proposal that has been publicly announced or publicly disclosed is not a Company Superior Proposal; or (ii) the Company Board determines that a proposed amendment to the terms of the Arrangement would result in any Company Acquisition Proposal which has been publicly announced or made not being a Company Superior Proposal, and the Buyer has so amended the terms of the Arrangement. The Buyer and its counsel shall be given an opportunity to review and comment on the form and content of any such press release, acting reasonably. The Company shall make all reasonable amendments to such press release as requested by the Buyer and its counsel.

(e)	Nothing contained in this Section 7.02 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with this Agreement while this Agreement remains in force.

(f)	Where the Company has provided the Buyer with a notice under Section 7.02(a)(iii) and the Company Meeting is scheduled to be held during or within two (2) Business Days following the expiration of the Buyer Match Period, then, subject to applicable Laws, the Company will be entitled to, and will if so requested by the Buyer, postpone or adjourn the Company Meeting to a date that is acceptable to both Parties (acting reasonably), provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five (5) Business Days prior to the Outside Date, and shall, in the event that the Buyer and the Company amend the terms of this Agreement pursuant to Section 7.02(b), ensure that the details of such amended Agreement are communicated to the Company Shareholders prior to the resumption of the adjourned or postponed Company Meeting.

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Section 7.03 Buyer Covenant Regarding Non-Solicitation.

(a)	Except as expressly provided in Section 7.03(e), Section 7.03(g), and Section 7.04 below, the Buyer shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of the Buyer or any of its Subsidiaries (collectively, for the purpose of Section 7.03 and Section 7.04, the “Representatives”, which, for further clarity, does not include the Buyer Shareholders), or otherwise and shall not permit or authorize any such Person to do so on its behalf:

(i)	solicit, initiate, knowingly facilitate, encourage or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of the Buyer or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding, other than a confidentiality agreement permitted by and in accordance with Section 7.03(e)(ii)) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to constitute or lead to a Buyer Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information in connection with or otherwise cooperate with, assist or participate in, any effort or attempt to make any a Buyer Acquisition Proposal or inquiries, proposals, expressions of interest or offers that may reasonably be expected to constitute or lead to a Buyer Acquisition Proposal; or

(iii)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any the Buyer Acquisition Proposal or that may reasonably be expected to constitute or lead to a Buyer Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 7.03(e)(ii)).

(b)	The Buyer shall, and shall cause its Subsidiaries and the Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other the Company and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, or lead to a Buyer Acquisition Proposal, and, in connection therewith, the Buyer shall cause its Subsidiaries and the Representatives to:

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(i)	discontinue or not allow access to any of the Buyer’s or its Subsidiaries’ confidential information to any third party in connection with any inquiries, proposals, expressions of interest or offers constituting or that may reasonably be expected to constitute or lead to a Buyer Acquisition Proposal; and

(ii)	promptly request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with the Buyer or any Subsidiary of the Buyer relating to the Buyer Acquisition Proposal, or that may reasonably be expected to constitute or lead to a Buyer Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	The Buyer represents and warrants that the Buyer has not, in the year prior to the date hereof, waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Buyer or any Subsidiary of the Buyer is a party. The Buyer covenants and agrees that the Buyer shall take all necessary action to enforce each such confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant. The Buyer further covenants and agrees not to and shall cause its Subsidiaries and the Representatives not to release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Buyer or any a Subsidiary of the Buyer is a party without the prior written consent of the Company (which may be withheld or delayed in the Company’s sole and absolute discretion), provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with its terms shall not be a violation of this Section 7.03(c).

(d)	If the Buyer, or any of its Subsidiaries or any of its Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Buyer Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Buyer or any of its Subsidiaries in connection with a Buyer Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Buyer or any of its Subsidiaries, the Buyer shall:

(i)	promptly notify the Company, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Buyer Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, and the identity of all Persons making the Buyer Acquisition Proposal inquiry, proposal, offer or request;

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(ii)	provide the Company with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons;

(iii)	keep the Company fully informed on a current basis of the status of developments and, to the extent permitted by Section 7.03(e), negotiations with respect to such Buyer Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Buyer Acquisition Proposal, inquiry, proposal, offer or request; and

(iv)	provide to the Company copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Buyer by or on behalf of any Person making any such Buyer Acquisition Proposal, inquiry, proposal, offer or request.

(e)	Notwithstanding Section 7.03(a), if the Buyer receives an unsolicited bona fide Buyer Acquisition Proposal, the Buyer may:

(i)	contact the Person making such Buyer Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Buyer Acquisition Proposal; and

(ii)	engage in or participate in discussions or negotiations with such Person regarding such Buyer Acquisition Proposal, and subject to entering into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Buyer) and is otherwise on terms that are no less favourable to the Buyer than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person already having been (or simultaneously being) provided to the Company, may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Buyer or its Subsidiaries for a maximum of ten Business Days after the day on which access or disclosure is first afforded to the Person making the Buyer Acquisition Proposal, if and only if, in the case of this Section 7.03(e)(ii):

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(A)	the Buyer Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Buyer Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Buyer Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations or to provide such access or disclosure would be inconsistent with its fiduciary duties;

(B)	such Person was not restricted from making such Buyer Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with the Buyer or any of its Subsidiaries;

(C)	the Buyer has been, and continues to be, in compliance with its obligations under Section 7.03 and Section 7.04; and

(D)	the Buyer promptly provides the Company with:

(1)	written notice stating the Buyer’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Buyer Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(2)	prior to providing any such copies, access or disclosure to such Person, the Buyer provides the Company with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 7.03(e)(ii).

(f)	The Buyer shall ensure that its Subsidiaries and the Representatives are aware of the provisions of this Section 7.03, and the Buyer shall be responsible for any breach of this Section 7.03 by its Subsidiaries or the Representatives.

(g)	Notwithstanding any of the provisions of this Agreement the Buyer Board has the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid made for the Buyer Shares, that it determines is not a Buyer Superior Proposal provided that the Company and its outside legal counsel have been provided with a reasonable opportunity to review and comment on any such response and the Buyer Board shall give reasonable consideration to such comments.

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Section 7.04 Notice of Buyer Superior Proposal Determination.

(a)	If the Buyer receives a Buyer Acquisition Proposal and the Buyer Board makes a determination that such Buyer Acquisition Proposal constitutes a Buyer Superior Proposal, the Buyer may make the Buyer Change in Recommendation and enter into a definitive agreement with respect to such Buyer Acquisition Proposal (other than a confidentiality agreement contemplated by Section 7.03(e)(ii)), if and only if:

(i)	the Person making the Buyer Superior Proposal was not restricted from making such Buyer Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with the Buyer or any of its Subsidiaries;

(ii)	the Buyer has complied with its obligations under Section 7.03;

(iii)	the Buyer has provided the Company with written notice (a “Buyer Superior Proposal Notice”) promptly following the Buyer Board’s determination that the Buyer Acquisition Proposal constitutes a Buyer Superior Proposal that:

(A)	the Buyer Acquisition Proposal constitutes a Buyer Superior Proposal; and

(B)	the Buyer intends to enter into an agreement with respect to such Buyer Superior Proposal;

The Buyer Superior Proposal Notice will set forth the determinations of the Buyer Board regarding the value and financial terms that the Buyer Board, in consultation with its financial advisors and outside legal counsel, has determined should be ascribed to any non-cash consideration offered under such Buyer Superior Proposal;

(iv)	the Buyer has delivered to the Company a copy of the proposed definitive agreement for the Buyer Superior Proposal and all supporting materials, including any financing documents supplied to the Buyer in connection therewith;

(v)	a period of five (5) Business Days (the “Company Match Period”) has elapsed from the date that is the later of the date on which the Company received the Buyer Superior Proposal Notice and the date on which the Company received the materials set forth in Section 7.04(a)(iv);

(vi)	during the Company Match Period, the Company has had the opportunity, but not the obligation, in accordance with Section 7.04(b), to offer to amend this Agreement and the Arrangement in order for such Buyer Acquisition Proposal to cease to be a Buyer Superior Proposal;

(vii)	after the Company Match Period, the Buyer Board:

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(A)	has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Buyer Acquisition Proposal continues to constitute a Buyer Superior Proposal, which determination will consider the terms of the Arrangement as proposed to be amended by the Company if the Company proposes any amendment in accordance with Section 7.04(b); and

(B)	has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Buyer Board to recommend that the Buyer enter into a definitive agreement with respect to such Buyer Superior Proposal would be inconsistent with its fiduciary duties; and

(viii)	prior to or concurrently with entering into such definitive agreement this Agreement is terminated by the Buyer under Section 8.02 and the Buyer paid the Buyer Termination Payment to the Company in accordance with Section 7.06.

(b)	During the Company Match Period, the Company shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. During the Company Match Period, the Buyer shall: (i) review any proposal by the Company to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Buyer Board, whether the proposed amendment by the Company upon acceptance by the Buyer would result in Buyer Acquisition Proposal not being a Buyer Superior Proposal; and (ii) negotiate with the Company in good faith, and in a manner consistent with the fiduciary duties of the Buyer Board, to make such amendments to the terms of this Agreement and the Arrangement as would enable the Company to proceed with the Arrangement on such amended terms. If the Buyer Board determines that the proposed amendment by the Company upon acceptance by the Buyer would result in Buyer Acquisition Proposal not being a Buyer Superior Proposal, the Buyer shall promptly so advise the Company and enter into an amendment to this Agreement with the Company reflecting the amended proposal of the Company and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)	The Buyer acknowledges and agrees that each successive modification of any the Buyer Acquisition Proposal that results in a modification of, the Consideration (or value of such Consideration) or other material terms or conditions thereof shall constitute a new Buyer Acquisition Proposal for the purposes of this Section 7.04 and the Company shall be afforded a new Company Match Period and the rights afforded in this Section 7.04 shall apply in respect of each such Buyer Acquisition Proposal.

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(d)	The Buyer Board shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the Buyer Board determines any Buyer Acquisition Proposal that has been publicly announced or publicly disclosed is not the Buyer Superior Proposal; or (ii) the Buyer Board determines that a proposed amendment to the terms of the Arrangement would result in any Buyer Acquisition Proposal which has been publicly announced or made not being the Buyer Superior Proposal, and the Company has so amended the terms of the Arrangement. The Company and its counsel shall be given an opportunity to review and comment on the form and content of any such press release, acting reasonably. The Buyer shall make all reasonable amendments to such press release as requested by the Company and its counsel.

Section 7.05 Company Termination Payment Event.

Termination of this Agreement in each of the following circumstances will constitute a “Company Termination Payment Event”:

(a)	this Agreement is terminated by the Buyer pursuant to Section 8.02(b) (but not including a termination by the Buyer pursuant to Section 8.02(b)(i) in circumstances where the Company Change in Recommendation resulted from the occurrence of a Buyer Material Adverse Effect and the Company has complied with Section 7.01(g)(iii));

(b)	this Agreement is terminated by either the Buyer or the Company pursuant to Section 8.02(d) if at such time the Buyer was permitted to terminate this Agreement pursuant to Section 8.02(b) (but not including a termination by the Buyer pursuant to Section 8.02(b)(i) in circumstances where the Company Change in Recommendation resulted from the occurrence of a Buyer Material Adverse Effect and the Company has complied with Section 7.01(g)(iii));

(c)	this Agreement is terminated by the Company pursuant to Section 8.02(g); or

(d)	this Agreement is terminated by either the Buyer or the Company pursuant to Section 8.02(d) or Section 8.02(e) hereof and:

(i)	following the date hereof and prior to such termination, a Company Acquisition Proposal shall have been made to the Company and made known to the Company Shareholders generally or shall have been made directly to the Company Shareholders generally or any Person shall have publicly announced an intention to make a Company Acquisition Proposal (a “Pending Company Acquisition Proposal”); and

(ii)	within 365 days following the date of such termination:

(A)	a Company Acquisition Proposal is consummated or effected (provided such Company Acquisition Proposal is the same as the Pending Company Acquisition Proposal); or

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(B)	the Company or one or more of the Company Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect to a Company Acquisition Proposal (whether or not such Company Acquisition Proposal is the same as the Pending Company Acquisition Proposal) and such Company Acquisition Proposal is later consummated or effected (whether or not such Company Acquisition Proposal is later consummated or effected within 365 days of such termination).

For the purposes of this Section 7.05(d), all references to “20%” in the definition of “Company Acquisition Proposal” in Section 1.01 shall be deemed to be references to “50%”;

(e)	this Agreement is terminated by the Buyer pursuant to Section 8.02(i); or

(f)	this Agreement is terminated by the Buyer pursuant to Section 8.02(k).

(g)	Upon the occurrence of a Company Termination Payment Event, the Company shall pay to the Buyer an amount in cash (a “Company Termination Payment”) equal to (i) $2,000,000, in the case of a Company Termination Payment Event other than those set forth in Section 7.05(e) or Section 7.05(f), or (ii) $1,000,000, in the case of a Company Termination Payment Event set forth in Section 7.05(e) or Section 7.05(f), in immediately available funds in consideration for the disposition of the Buyer’s rights under this Agreement. In the circumstances set forth in Section 7.05(a), Section 7.05(b), or above, the Company Termination Payment will be paid within two (2) Business Days of the termination of this Agreement; and, in the circumstances set forth in Section 7.05(d) above, the Company Termination Payment will be paid within two (2) Business Days following the completion of such Company Acquisition Proposal. The Company shall not be obligated to make more than one payment pursuant to this Section 7.05. The Company hereby acknowledges that the agreements contained in this Section 7.05 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Buyer would not enter into this Agreement, and that the Company Termination Payment is a payment in consideration for the disposition of the Buyer’s rights under this Agreement and is a genuine pre-estimate of the damages that the Buyer will suffer or incur as a result of the non-completion of the Arrangement in the circumstances in which the Company Termination Payment is payable, that such payment is not for lost profits or a penalty, and that the Company shall not take any position inconsistent with the foregoing.

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(h)	The Company hereby irrevocably waives any right it may have to raise as a defence that any such Company Termination Payment is excessive or punitive. Upon termination of this Agreement as permitted under Section 8.02 under circumstances where the Buyer is entitled to the Company Termination Payment and the Company Termination Payment is paid in full, the Buyer shall have no further claim against the Company at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or the Company Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby; provided however, that nothing herein shall preclude the Buyer from seeking injunctive relief to restrain any breach or threatened breach by the Company of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

Section 7.06 Buyer Termination Payment Event.

Termination of this Agreement in each of the following circumstances will constitute a “Buyer Termination Payment Event”:

(a)	this Agreement is terminated by the Company pursuant to Section 8.01(c);

(b)	this Agreement is terminated by either the Buyer or the Company pursuant to Section 8.02(d) if at such time the Company was permitted to terminate this Agreement pursuant to Section 8.02(c);

(c)	this Agreement is terminated by the Buyer pursuant to Section 8.02(h); or

(d)	this Agreement is terminated by either the Buyer or the Company pursuant to Section 8.02(d) or Section 8.02(e) hereof and:

(i)	following the date hereof and prior to such termination, the Buyer Acquisition Proposal shall have been made to the Buyer and made known to the Buyer Shareholders generally or shall have been made directly to the Buyer Shareholders generally or any Person shall have publicly announced an intention to make the Buyer Acquisition Proposal (a “Pending Buyer Acquisition Proposal”); and

(ii)	within 365 days following the date of such termination:

(A)	the Buyer Acquisition Proposal is consummated or effected (provided such Buyer Acquisition Proposal is the same as the Pending Buyer Acquisition Proposal); or

(B)	the Buyer or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect to the Buyer Acquisition Proposal (whether or not such Buyer Acquisition Proposal is the same as the Pending Buyer Acquisition Proposal) and such Buyer Acquisition Proposal is later consummated or effected (whether or not such Buyer Acquisition Proposal is later consummated or effected within 365 days of such termination).

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For the purposes of this Section 7.06(d), all references to “20%” in the definition of “Buyer Acquisition Proposal” in Section 1.01 shall be deemed to be references to “50%”;

(e)	this Agreement is terminated by the Company pursuant to Section 8.02(j); or

(f)	this Agreement is terminated by the Company pursuant to Section 8.02(l).

(g)	Upon the occurrence of the Buyer Termination Payment Event, the Buyer shall pay to the Company an amount in cash (the “Buyer Termination Payment”) equal to (i) $2,000,000, in the case of a Buyer Termination Payment Event other than those set forth in Section 7.06(e) or Section 7.06(f), or (ii) $1,000,000, in the case of a Company Termination Payment Event set forth Section 7.06(e) or Section 7.06(f), in immediately available funds in consideration for the disposition of the Company’s rights under this Agreement. In the circumstances set forth in Section 7.06(a), Section 7.06(b), or Section 7.06(c), the Buyer Termination Payment will be paid within two (2) Business Days of the termination of this Agreement; and, in the circumstances set forth in Section 7.06(d) above, the Buyer Termination Payment will be paid within two (2) Business Days following the completion of such Buyer Acquisition Proposal. The Buyer shall not be obligated to make more than one payment pursuant to this Section 7.06. The Buyer hereby acknowledges that the agreements contained in this Section 7.06 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Company would not enter into this Agreement, and that the Buyer Termination Payment is a payment in consideration for the disposition of the Company’s rights under this Agreement and is a genuine pre- estimate of the damages that the Company will suffer or incur as a result of the non-completion of the Arrangement in the circumstances in which the Buyer Termination Payment is payable, that such payment is not for lost profits or a penalty, and that the Buyer shall not take any position inconsistent with the foregoing.

(h)	The Buyer hereby irrevocably waives any right it may have to raise as a defence that any such Buyer Termination Payment is excessive or punitive. Upon termination of this Agreement as permitted under Section 7.02 under circumstances where the Company is entitled to the Buyer Termination Payment and the Buyer Termination Payment is paid in full, the Company shall have no further claim against the Buyer at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Buyer or its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby; provided however, that nothing herein shall preclude the Company from seeking injunctive relief to restrain any breach or threatened breach by the Buyer of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

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ARTICLE VIII
AMENDMENT AND TERMINATION

Section 8.01 Amendment.

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of each of the Company Meeting, but not later than the Effective Time, and in the case of the Plan of Arrangement subject to the provisions of Section 6.01 thereof, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of either of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained; provided, however, that notwithstanding the foregoing, following the Company Meeting, the Consideration shall not be amended without the approval of the Company Shareholders.

Section 8.02 Termination.

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of the Company and the Buyer, duly authorized by the board of directors of each;

(b)	by the Buyer if:

(i)	prior to the approval by the Company Shareholders of the Arrangement Resolution: (A) the Company Board shall make a Change in Recommendation; or (B) the Company enters into an agreement (other than a confidentiality agreement that complies with Section 7.01(e)(ii)) with respect to any Company Acquisition Proposal; or

(ii)	the Company breaches its obligations under Section 7.01 or Section 7.02 in any material respect;

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(c)	by the Company if:

(i)	the Buyer enters into an agreement (other than a confidentiality agreement that complies with Section 7.03(e)(ii)) in respect of any Buyer Acquisition Proposal; or

(ii)	the Buyer breaches its obligations under Section 7.03 or Section 7.04 in any material respect;

(d)	by either the Buyer or the Company if the Company Meeting shall have been held and completed and the Arrangement Resolution shall not have been approved by the Company Shareholders in accordance with the Interim Order, provided that either Party shall not be entitled to terminate this Agreement pursuant to this Section 8.02(d) if the failure to obtain the approval of the Company Shareholders to the Arrangement Resolution has been caused by, or is the result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(e)	by either the Buyer or the Company if the Effective Date shall not have occurred by the Outside Date, provided however:

(i)	if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by the Company of any of its representations or warranties or the failure of the Company to perform any of its covenants or agreements under this Agreement, then the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.02(e); or

(ii)	if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by the Buyer of any of its representations or warranties or the failure of the Buyer to perform any of its covenants or agreements under this Agreement, then the Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.02(e);

(f)	by either Party if after the date of this Agreement, any applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Buyer from consummating the Arrangement, and such applicable Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 8.02(f) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

(g)	by the Company if the Company proposes to enter into any agreement, arrangement or understanding in respect of a Company Superior Proposal in compliance with Section 7.01 and Section 7.02, provided that the Company pays the Company Termination Payment to the Buyer in accordance with Section 7.05;

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(h)	by the Buyer if the Buyer proposes to enter into any agreement, arrangement or understanding in respect of a Buyer Superior Proposal in compliance with Section 7.03 and Section 7.04, provided that the Buyer pays the Buyer Termination Payment to the Company in accordance with Section 7.06;

(i)	by the Buyer, if the Company breaches any representation or warranty of the Company set forth in this Agreement which breach would cause the condition in Section 6.02(a) not to be satisfied or the Company fails to comply with any of its covenants set forth in this Agreement (other than the covenants in Section 7.01 and Section 7.02) that would cause the condition in Section 6.02(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.04; provided that any wilful breach shall be deemed incapable of being cured and the Buyer is not then in breach of this Agreement so as to cause any condition in Section 6.03(a) or Section 6.03(b) not to be satisfied;

(j)	by the Company, if the Buyer breaches any representation or warranty of the Buyer set forth in this Agreement which breach would cause the condition in Section 6.03(a) not to be satisfied or the Buyer fails to comply with any of its covenants set forth in this Agreement (other than the covenants in with Section 7.03 and Section 7.04) that would cause the condition in Section 6.03(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 6.04; provided that any wilful breach shall be deemed incapable of being cured and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.02(a) or Section 6.02(b) not to be satisfied;

(k)	by the Buyer, if since the date of this Agreement, any event occurs that results in a Company Material Adverse Effect that is not capable of being satisfied by the Outside Date; or

(l)	by the Company, if since the date of this Agreement, any event occurs that results in a Buyer Material Adverse Effect that is not capable of being satisfied by the Outside Date,

provided that any termination by a Party hereto in accordance with Section 8.02(b) to Section 8.02(l) above shall be made by such Party delivering written notice thereof to the other Party hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

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Section 8.03 Effect of Termination.

In the event of termination of this Agreement as provided in Section 8.02, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of the Company or the Buyer hereunder, except that:

(a)	the provisions of this Section 8.03, Section 2.05(f), Section 2.05(g), Section 7.05, Section 7.06, Section 9.01 through to and including Section 9.13 and the provisions of the Confidentiality Agreement shall remain in full force and effect and shall survive any such termination ; and

(b)	neither the Company nor the Buyer shall be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements hereunder prior to the date of termination, save and except as provided herein.

ARTICLE IX
GENERAL PROVISIONS

Section 9.01 Expenses.

Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated under this Agreement, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 9.02 Notices.

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by email, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

in the case of a notice to the Buyer, addressed to it at:

High Tide Inc.

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta

T3K 2M4

Attention:	Raj Grover, Chief Executive Officer
Email:	raj@hightideinc.com

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with a copy (not constituting notice) to:

Garfinkle Biderman LLP

Dynamic Funds Tower, 1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

Attention:	Shimmy Posen
Email:	sposen@garfinkle.com

and in the case of a notice to the Purchaser, addressed to it at:

Meta Growth Corp.

Suite 200, 56 Aberfoyle Crescent

Toronto, Ontario

M8X 2W4

Attention:	Mark Goliger, Chief Executive Officer
Email:	Mark.Goliger@metagrowth.com

with a copy (not constituting notice) to:

Borden Ladner Gervais LLP

Centennial Place, East Tower, 1900, 520 – 3rd Ave. SW

Calgary, AB, T2P 0R3, Canada

Attention:	Michael Saliken
Email:	MSaliken@blg.com

Section 9.03 Time of the Essence.

Time is of the essence in this Agreement.

Section 9.04 Further Assurances.

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

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Section 9.05 Third-Party Beneficiaries.

Except as provided in Section 5.06 which, without limiting its terms, is intended for the benefit of the present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with its terms (collectively, the “Third-Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties acknowledge to each of the Third-Party Beneficiaries their direct rights against the applicable Party under Section 5.06 which are intended for the irrevocable benefit of, and shall be enforceable by, each Third-Party Beneficiary, his or her heirs, executors, administrators and legal representatives, and for such purpose, the Company shall hold the rights and benefits of Section 5.06 in trust for and on behalf of the Third-Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third-Party Beneficiaries.

Section 9.06 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.07 Entire Agreement.

This Agreement, together with the Buyer Disclosure Letter and Company Disclosure Letter, constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings and negotiations, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.

Section 9.08 Successors and Assigns.

This Agreement shall be binding upon and enure to the benefit of the Company, the Buyer and their successors and permitted assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 9.09 Severability.

If any term or provision of this Agreement is determined to be illegal, invalid or incapable of being enforced by any court of competent jurisdiction, that term or provision will be severed from this Agreement and the remaining terms and provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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Section 9.10 Governing Law; Submission to Jurisdiction; Choice of Language.

(a)	This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

(c)	The Parties confirm that it is their express wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only.

Section 9.11 Rules of Construction.

The Parties to this Agreement waive the application of any applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.12 No Liability.

No director or officer of the Buyer shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Buyer. No director or officer of the Company shall have any personal liability whatsoever to the Buyer under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

Section 9.13 Counterparts.

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have executed this Arrangement Agreement as of the date first written above.

High Tide Inc.

By:
Name: Raj Grover
Title: CEO and Director

Meta Growth Corp.

By:
Name: Mark Goliger
Title: CEO and Director

[Signature Page to Arrangement Agreement]

Schedule A

Plan of Arrangement

(See attached)

Schedule B

Arrangement Resolution

(See attached)

Schedule C

Supporting Shareholders

Name of Shareholder	Number and Class of Securities
Chuck Rifici	Company Shares: 11,058,181 Company Options: nil Company Warrants: nil Company RSUs: nil Company Debentures: nil

Opaskwayak Cree Nation	Company Shares: 8,838,800 Company Options: nil Company Warrants: 900,000 Company RSUs: nil Company Debentures: nil

Rocco Meliambro	Company Shares: 11,384,360 Company Options: nil Company Warrants: nil Company RSUs: nil Company Debentures: nil

Mark Goliger	Company Shares: 1,628,000 Company Options: 1,450,000 Company Warrants: nil Company RSUs: 338,033 Company Debentures: nil

Chris Brawn	Company Shares: nil Company Options: nil Company Warrants: nil Company RSUs: 330,000 Company Debentures: nil

Andrea Elliott	Company Shares: nil Company Options: nil Company Warrants: nil Company RSUs: 300,000 Company Debentures: nil

Michael Saliken	Company Shares: 366,900 Company Options: 236,892 Company Warrants: nil Company RSUs: 350,000 Company Debentures: nil

Christian Sinclair	Company Shares: 50,000 Company Options: 250,000 Company Warrants: nil Company RSUs: 330,000 Company Debentures: nil

Schedule D

Form of Lock-Up Agreement

(See attached)